UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒
Preliminary Proxy Statement

☐
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐
Definitive Proxy Statement

☐
Definitive Additional Materials

☐
Soliciting Material Under § 240.14a-12

Air Products and Chemicals, Inc.

(Name of Registrant as Specified In Its Charter)
MANTLE RIDGE LP
EAGLE FUND A1 LTD
EAGLE ADVISOR LLC
PAUL HILAL
ANDREW EVANS
DAVID KHANI
N. THOMAS LINEBARGER
NICHELLE MAYNARD-ELLIOTT
TRACY MCKIBBEN
DENNIS REILLEY
DONALD WALLETTE, JR.
J. STEVEN WHISLER

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check all boxes that apply):
☒
No fee required

☐
Fee paid previously with preliminary materials

☐
Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 27, 2024
2025 ANNUAL MEETING OF STOCKHOLDERS
OF
AIR PRODUCTS AND CHEMICALS, INC.

PROXY STATEMENT
OF
MANTLE RIDGE LP
EAGLE FUND A1 LTD
EAGLE ADVISOR LLC
PAUL HILAL
ANDREW EVANS
DAVID KHANI
N. THOMAS LINEBARGER
NICHELLE MAYNARD-ELLIOTT
TRACY MCKIBBEN
DENNIS REILLEY
DONALD WALLETTE, JR.
J. STEVEN WHISLER
PLEASE SIGN, DATE AND MAIL THE ENCLOSED
BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM TODAY
This proxy statement (this “Proxy Statement”) and accompanying BLUE proxy card are being furnished to stockholders of Air Products and Chemicals, Inc., a Delaware corporation (“Air Products” or the “Company”), by Eagle Fund A1 Ltd, a Cayman Islands exempted company (the “Record Stockholder”), Mantle Ridge LP, a Delaware limited partnership (“Mantle Ridge”), Eagle Advisor LLC, a Delaware limited liability company (“Eagle Advisor”), Paul Hilal (all the foregoing entities or individuals, collectively, the “Mantle Ridge Parties” or “we,” “our” or “us”), Andrew Evans, David Khani, N. Thomas Linebarger, Nichelle Maynard-Elliott, Tracy McKibben, Dennis Reilley, Donald Wallette, Jr. and J. Steven Whisler (such individuals collectively with the Mantle Ridge Parties, the “Participants”) in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, $1.00 par value, of the Company (the “Common Stock”), at the 2025 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2025 Annual Meeting”).
This Proxy Statement and the enclosed BLUE universal proxy card or voting instruction form are first being mailed to Stockholders on or about [•], 2024.
As a significant Stockholder of Air Products with a very long-term horizon for our investment (we own approximately 1.8% of the outstanding Common Stock), we are committed to helping the Company most fully realize its potential. It has become clear to us that comprehensive action — including additional stockholder-driven change in the boardroom — is required to protect Stockholders from the issues plaguing the Company and to reset the Company for success. Accordingly, we are nominating for election as directors of the Company nine highly qualified, independent candidates: Andrew Evans, Paul Hilal, David Khani, N. Thomas Linebarger, Nichelle Maynard-Elliott, Tracy McKibben, Dennis Reilley, Donald Wallette, Jr., and J. Steven Whisler (each, a “Mantle Ridge Nominee” and, together, the “Mantle Ridge Nominees”), who collectively have ideal operational, industry and financial expertise and board experience, and each of whom is committed to bringing fully objective, fully independent, and open-minded perspectives to the Company’s Board of Directors (the “Board”).
As we have discussed with the Board verbally and in writing, while we have nominated nine highly qualified potential directors, we remain ready to engage with the Board in a collaborative process, as we have done in similar shareholder engagements, and would be prepared to consider alternative nominees as well as incumbent directors who desire to continue their service. We invite the Board to join us in that process before this preliminary proxy statement becomes definitive and is mailed. We also plan to solicit stockholder feedback on the number and identity of our nominees.
We are seeking your support at the 2025 Annual Meeting scheduled to be held at the [Air Products Headquarters located at 1940 Air Products Boulevard, Allentown, PA 18106-5500] on [•], 2025, at [•] [a.m./p.m.], Eastern Standard Time, in connection with the following items of business:
1.
Election of our nine director nominees, Andrew Evans, Paul Hilal, David Khani, N. Thomas Linebarger, Nichelle Maynard-Elliott, Tracy McKibben, Dennis Reilley, Donald Wallette, Jr., and J. Steven Whisler, to the Board as directors to serve until the 2026 annual meeting of Stockholders (the “2026 Annual Meeting”) and until their respective successors are duly elected and qualified;

2.
Ratification of the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 (the “Ratification of Auditors”);

3.
The advisory vote to approve the compensation of the Company’s named executive officers (the “Compensation Proposal”); and

4.
To approve the repeal any provision of, or amendment to, the Company’s Bylaws (as amended, supplemented or modified from time to time, the “Bylaws”) that the Board adopted or adopts after September 17, 2023 and up to and including the end of the 2025 Annual Meeting (the “Bylaw Proposal”).

Through this Proxy Statement and enclosed BLUE universal proxy card or voting instruction form, we are soliciting proxies to elect the nine Mantle Ridge Nominees to become directors. The Mantle Ridge Parties and Air Products will each be using a universal proxy card for voting on the election of directors at the 2025 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine nominees on the Mantle Ridge Parties’ enclosed BLUE universal proxy card or voting instruction form. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.
Assuming the Mantle Ridge Nominees receive sufficient votes to be elected to the Board, your vote to elect the Mantle Ridge Nominees will have the legal effect of replacing nine incumbent directors of the Company on the Board. If elected, the Mantle Ridge Nominees, subject to their fiduciary duties as directors, will seek to work to maximize Stockholder value. The Mantle Ridge Nominees will constitute a majority on the Board if all or a majority are elected. There is no assurance that the Company’s other directors will serve as directors if one or all of the Mantle Ridge Nominees are elected.
You should refer to the Company’s definitive proxy statement for the 2025 Annual Meeting when it is filed by the Company with the Securities and Exchange Commission (the “SEC”), and which may once filed be accessed without cost on the SEC’s website at www.sec.gov, for the names, background, qualifications and other information concerning the Company’s nominees.
Stockholders are permitted to vote for fewer than nine nominees or for any combination (up to nine in total) of the Mantle Ridge Nominees and the Company’s nominees on the BLUE universal proxy card or voting instruction form. The Mantle Ridge Parties urge Stockholders to use our BLUE universal proxy card or voting instruction form to vote “FOR” all of the Mantle Ridge Nominees and vote to “WITHHOLD” on all of the Company’s nominees.
IMPORTANTLY, IF YOU MARK MORE THAN NINE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.
The Company has set the close of business on November 27, 2024 as the record date for determining Stockholders entitled to notice of, and to vote at, the 2025 Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2025 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on at the 2025 Annual Meeting. The Company has not yet publicly disclosed the number of shares of Common Stock outstanding as of the Record Date. Accordingly, we have omitted such information from this Proxy Statement, and we expect this information will be included in the Company’s definitive proxy statement relating to the 2025 Annual Meeting when it is filed with the SEC. The mailing address of the principal executive offices of the Company is 1940 Air Products Boulevard, Allentown, PA 18106-5500.
As of the date hereof, the Mantle Ridge Parties beneficially own an aggregate of 4,107,521 shares of Common Stock (approximately 1.8% of the outstanding shares of Common Stock based on 222,378,909 shares of Common Stock outstanding as of October 31, 2024, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on November 21, 2024), Mr. Evans beneficially owns 5 shares of Common Stock, Mr. Wallette beneficially owns 700 shares of Common Stock, and Mr. Linebarger beneficially owns 21,860 shares of Common Stock. None of the other Mantle Ridge Nominees beneficially owns shares of Common Stock. The Participants intend to vote all such shares “FOR” the election of the Mantle Ridge Nominees, “FOR” the Ratification of Auditors, and “FOR” the approval of the Bylaw Proposal, and they recommend other stockholders vote the same way on those matters. The Participants make no recommendation at this time with respect to the Compensation Proposal.
We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE universal proxy card or voting instruction form today.
THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. THE MANTLE RIDGE PARTIES ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2025 ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE MANTLE RIDGE PARTIES ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2025 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.
THE MANTLE RIDGE PARTIES URGE YOU TO VOTE “FOR” THE MANTLE RIDGE NOMINEES, AND NOT VOTE “FOR” ANY OF THE COMPANY NOMINEES, BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM TODAY. PLEASE SIGN, DATE AND RETURN THE BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM VOTING “FOR” THE ELECTION OF THE MANTLE RIDGE NOMINEES AND “WITHHOLD” ON ALL OF THE COMPANY’S NOMINEES.
HOLDERS OF SHARES OF COMMON STOCK AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.
IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2025 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2025 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2025 ANNUAL MEETING.
Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting
This Proxy Statement and our BLUE universal proxy card are available at
www.[•].com

IMPORTANT
Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed BLUE universal proxy card or voting instruction form today to vote “FOR” the election of the Mantle Ridge Nominees and vote “WITHHOLD” on the Company’s nominees and in accordance with the Mantle Ridge Parties’ recommendations on the other proposals on the agenda for the 2025 Annual Meeting.
•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE universal proxy card and return it to Mantle Ridge c/o D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005 (“D.F. King”) in the enclosed envelope today or by Internet or telephone.

•
If your shares of Common Stock are held in a brokerage account, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting instruction form.

As we are using a “universal” proxy card containing the Mantle Ridge Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote.
The Mantle Ridge Parties strongly urge you NOT to sign or return any universal proxy cards or voting instruction forms that you may receive from Air Products. If you return the white management proxy card, it will revoke any proxy card you may have sent to us previously.
If you have any questions, require assistance in voting your BLUE universal proxy card or voting instruction form,
or need additional copies of Mantle Ridge’s proxy materials, please contact D.F. King using the contact information provided here:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (877) 732-3613
Banks and Brokers call: (212) 269-5550
By Email: APD@dfking.com

BACKGROUND OF THE SOLICITATION
The following is a chronology of events leading up to this proxy solicitation:
•
Beginning in February 2024, Mantle Ridge engaged in a due diligence review of the Company and its board, management, operations, capital allocation, strategy, performance, prospects, and related matters. As a result of this review, Mantle Ridge arrived at the conclusion that the Company was dramatically underperforming its potential, and that its performance could be materially improved if change was made to the Board, and if the reconstituted Board conducted a thoughtful search process to replace the current CEO as soon as possible. As part of that process, Mantle Ridge believes it would be appropriate for the reconstituted Board to interview Eduardo Menezes and other suitable candidates.

•
On March 21, 2024, Mantle Ridge initiated an investment in the Company and increased its investment over the succeeding months.

•
On October 4, 2024, Mr. Hilal spoke telephonically with Edward Monser, Lead Independent Director of the Company. During the call, Mr. Hilal indicated to Mr. Monser his interest in commencing a dialogue with the Company with respect to matters of strategy, capital allocation and succession. To that end, Mr. Hilal told Mr. Monser that he would be sending a formal letter to Mr. Monser for delivery to the Board. Mr. Monser indicated to Mr. Hilal that the Board would be in touch with Mr. Hilal “very soon” and that the Board would be having a series of meetings over the coming weekend.

•
Also on October 4, 2024, Mr. Hilal delivered a letter to the Board, formally introducing Mantle Ridge as a significant stockholder of the Company. The letter stated the following:

“Dear Members of the Board:
Mantle Ridge is a long-term-oriented engaged shareholder that works closely with companies to help them most fully realize their potential. Our more than $1 billion stake in the Company’s shares makes us highly aligned with the Company’s long-term best interests.
We seek to commence a dialogue concerning material and time-sensitive matters of strategy, capital allocation, and succession. They are best resolved promptly.
Who We Are
Mantle Ridge’s primary mission is to support the boards with which we engage, and to help them most effectively create durable value for shareholders and other stakeholders.
We achieve this mission through principled discussions, and the quiet, collegial, constructive tone that mirrors our values. We strive to be worthy partners.
Mantle Ridge’s structure is closely aligned with our “permanent ownership” mentality. None of our affiliated entities is a hedge fund or other investment vehicle with a structurally short-term incentive. This alone fundamentally differentiates us from other market actors who are known to engage with boards. Those who know us do not compare us to “activists”, they contrast us with them. “Engaged, long-term owner-steward” better describes our firm.
Our investment is through entities dedicated to this opportunity, and is funded by the General Partner and our limited partners. Upon the return of capital to our limited partners, the General Partner receives a performance allocation in the form of Company shares (i.e., there is no cash out or exit). These allocated shares, combined with those purchased outright by the General Partner, form the basis of the General Partner’s permanent equity interest and long-term alignment. Our CSX investment provides a good illustration. We returned limited partner capital several years ago, but the General Partner maintains a large ongoing investment in CSX, and we continue in our eighth year of service on its board.
The power of this alignment cannot be overstated. We remain aligned with the longest term stakeholders in the companies we serve.

History with the Company and Seifi Ghasemi
We are so grateful for and proud of our history with the Company and with Seifi. We have admired with greatest satisfaction the Company’s many important achievements under Seifi’s leadership, and under the stewardship of the Board. We have a deep admiration and personal regard and affection for Seifi.
Issues at Hand
We hope to have a substantive and constructive discussion concerning strategy, capital allocation, and succession. This is best done at an in-person meeting at the first available opportunity.
The Path Forward
The path forward is best followed with greatest deliberate speed, targeting resolution within weeks.
Because succession is central to this discussion, we expect it to be led by a Board subcommittee comprising exclusively independent directors. This subcommittee would select, retain, direct, and specify the compensation for its own set of advisors, distinct from the advisors whose compensation is or has been directed by management.
In these situations, public statements and media reports can compromise the private discussions and limit our options going forward. They can be highly counterproductive.
We ask that during the pendency of these discussions, you pause any major new capital commitments that could be considered outside of the scope of the traditional core business. We further ask that you also pause sales of assets that could be considered core (including and especially the South Korea business).
As is often the case, an open, transparent, “no surprises” approach minimizes the chances of miscommunications and missteps that can invite counter missteps.
What Success Looks Like
We hope for a quiet and constructive engagement that quickly brings all concerned to a common understanding of the shareholders’ best interests, and the means to best serve it. The outcome, and the public perception of the outcome, would reflect well on all.
Next Steps
We would like to meet in-person with an independent subcommittee of the Board in the next couple of weeks.
We ask you to set the director nominating deadline to November 15th to allow time for full resolution. This is a costless step that will obviate our nominating a board slate. Doing so attracts a great deal of media attention and speculation. It fans an adversarial narrative that ensures that any path we choose will be seen as the result of conflict.
We ask you to promptly send the nominating questionnaire and other materials necessary for us to effect our nomination. Ideally, we would hope to receive these by Monday.
We ask you to keep this letter confidential and not publish it in whole or part.
We hope you will approach this possibility in the same spirit of openness and partnership that we do.
Thank you for your consideration.
Respectfully,
Paul Hilal”

•
Also on October 4, 2024, Mr. Monser called Mr. Hilal to arrange a meeting at Mantle Ridge’s office for October 9, 2024.

•
On October 9, 2024, Mr. Hilal and representatives from Mantle Ridge met with a group of independent directors of the Board to further discuss Mantle Ridge’s views on matters set forth in Mr. Hilal’s October 4, 2024 letter. Later that day, Mr. Hilal and Mr. Monser spoke telephonically to discuss the Board’s reaction to the letter Mr. Hilal sent on October 4, 2024. Mr. Monser stated that the Board was continuing to deliberate regarding the letter and that he would call Mr. Hilal again on that upcoming Friday, October 11, 2024.

•
On October 10, 2024, D.E. Shaw & Co. (“D.E. Shaw”) published by press release an open letter to the Board calling for changes to address underperformance in the Company’s shares and deficiencies in its governance and capital allocation policies. According to news reports on that day, D.E. Shaw had amassed a $1 billion stake and had decided to nominate three directors to the Board at the 2025 Annual Meeting. Mantle Ridge first learned of D.E. Shaw’s involvement with the Company through such news reports, prior to which there was no relationship or history of relationship between Mantle Ridge and D.E. Shaw relating to the Company, nor any history of dialogue between Mantle Ridge or any of its team members and any D.E. Shaw employee concerning the Company.

•
Also on October 10, 2024, Mr. Hilal and Mr. Monser spoke telephonically regarding the news about D.E. Shaw as well as recent news reports of the Company’s engagement with Mantle Ridge. Mr. Monser asked Mr. Hilal to provide the Board a letter summarizing Mantle Ridge’s main points. Later that day, Mr. Hilal called Mr. Monser to preview with him the draft letter that Mantle Ridge hoped would be responsive to his request from the prior day. Mr. Monser explained that it was responsive, helpful, and sufficient.

•
On October 11, 2024, Mr. Hilal sent the letter electronically to Mr. Monser and the Corporate Secretary. The letter stated the following:

“Dear Mr. Monser:
Thank you again for the time you and the special committee spent with us on Wednesday morning. We enjoyed our time together and think we made a lot of progress.
We write in response to your request yesterday afternoon that we put some essential points in writing. We hope the below is responsive and useful. Please let us know whether you would like us to expand or clarify. As we hope remains clear, we share the same goal — the long-term best interest of the shareholders.
Capital Allocation and Strategy
We support the Company’s investing in projects with risk and risk-adjusted-return characteristics that are consistent with the core business. We believe that value is maximized if future projects the Company pursues are structured so they fit within this framework. We believe that existing projects should be maximized within the context of their commitments and terms.
Succession
We support the Company’s articulated intention to install a successor to Seifi Ghasemi as CEO.
At our meeting on Wednesday, we heard the Board’s specific concerns about the nature of the Company’s functional hierarchy. We are convinced that there is tremendous latent talent in the organization — talent that can, given the right opportunities and support, develop into great leaders at all levels. Nevertheless, we understand and have weighed the concern you expressed.
There is undoubtedly an enormous amount of opportunity here to create value, and a commensurately enormous amount of work to be done. We heard from the committee a preference for a CEO who could be expected to serve for many years and take on those opportunities.
As we reflected upon and deliberated the points you have raised, we arrived at an adjustment of our proposal. We would like to suggest a day-one, “double-barreled” approach toward leadership.

First, a seasoned, gas-industry former CEO renowned for operational excellence, capital allocation, and team building, installed as Executive Chairman. He would be paired with a younger executive we think well-suited to this challenge as CEO. We have identified exceptional candidates for these roles.
This double-barreled approach should help jumpstart the new chapter, and give it its best possible beginning. The Company must continue enhancing its competitiveness, accelerate the development of internal talent, and supplement the internal team with the absolute best available talent.
The possibilities created from blending the two types of “corporate DNA” are extraordinary — the DNA from a decade of Seifi Ghasemi’s unique creativity, brilliance, and energy, PLUS the addition of the best of the DNA from around the industry.
Of course, we would welcome discussing your alternate leadership ideas.
Board Refresh
It is a fortunate coincidence that the Board has been contemplating a meaningful refresh. For a range of reasons including those covered at our Wednesday meeting, a majority of independent directors being new will enhance the chances of this new chapter succeeding. We believe maximizing the new chapter’s chances of success is the most important consideration of all. The success of this chapter will be the measure by which our collective performance as stewards will be judged.
As discussed on Wednesday, we welcome consideration of all potential independent, highly qualified nominee candidates. We hold up as examples the two independent directors that we supported in our prior engagement with the Company. Ed Monser and Matt Paull are the kind of truly independent, high-integrity, and shareholder-oriented director nominees that we think can best serve shareholders.
Tone of Engagement
We wanted to briefly address the challenges that arise when we get confused with hedge fund activists.
Board discussions with the various hedge fund activists in the marketplace can often be experienced and characterized as adversarial, zero-sum allocations of power and control. The advisors in these matters often use language like “who will control the board”, “who gets to veto nominees”, “incumbent directors versus dissident directors”, “which side wins”, “us versus them”, “our side versus their side”, “fight”, “negotiate”, “settle”, “circle the wagons”, “defend”, “the activist attack”, “protect against”, “defeat”, “repel”, etc.
We would imagine your advisors use this kind of language and framing.
While there are good arguments for using this lexicon and framing when dealing with a hedge fund activist, we ask the Board to consider whether it is at all relevant to dealing with us. We submit that it is inapplicable, and when applied to us, it is materially counterproductive.
A combination of framing from advisors early on, and preconceptions from directors’ experiences with hedge fund activists, often causes boards to begin their engagements with us as if we were adversarial parties. But our principled and transparent approach combined with the reality of our alignment, ensures that the tone quickly evolves into a collaboration of aligned parties. We look forward to this journey with you.
Indeed, we believe that an understanding that we are constructively collaborating and will work closely together prospectively will be both welcomed by the marketplace and stabilizing to the Company.
Seifi Ghasemi
Like each of you, we have a truly profound admiration, gratitude, and affection for Seifi. We are confident that change can be effected in a way that ensures Seifi’s legacy is duly protected, preserved, and celebrated. This is a priority for us, just as it is for the Board

Extending the Nominating Deadline
In our experience, companies generally take the position that extending a nominating deadline is not a disclosable event. Such extensions are costless and routine.
Our being known publicly to have nominated persons to the Board would frame our engagement as adversarial, rather than collaborative. The ultimate outcome will therefore be perceived as the result of conflict, and would therefore be suboptimal for all concerned.
But this is of course the Board’s decision. Without an extension, we are likely to nominate directors early next week.
Communications / Logistics
We would like to continue our engagement with an independent subcommittee of the Board. We ask that we schedule a few touch points each week, even if such touch points end up being abbreviated. Doing so will facilitate scheduling and planning.
Timing
If we are to collaborate on this, it would be best to do so promptly. We are confident that announcing the kind of solution we can collaboratively craft will be a material positive for the Company, Seifi, and all concerned. With governance issues resolved, the Company could focus solely on other critical priorities.
Summary
Thank you again, Ed, for your leadership in this complex process, and thanks to the special committee and the entire Board for its engagement on these vital matters.
With gratitude, on behalf of the Mantle Ridge Team,
Paul Hilal”
•
Also on October 11, 2024, Mr. Monser indicated via text message to Mr. Hilal that the letter would be delivered to the full Board that morning, that he would have a series of one-on-one discussions with the Board and that the full Board would meet on that upcoming Sunday, October 13, 2024. Mr. Hilal and Mr. Monser spoke by telephone and discussed that Mantle Ridge highlighted the value of a more comprehensive governance review, including separation of Chairman and CEO and other changes that could bring the Company in line with current best practices in corporate governance, and otherwise protect shareholder interests. Mr. Hilal made reference to how Mantle Ridge had approached this in the past.

•
On October 14, 2024, Sean Major, Executive Vice President, General Counsel and Secretary of the Company, delivered to Mr. Hilal a letter from Mr. Monser, stating the following:

“Paul,
Our Board has met to consider the information you provided and requests you have made, including in the meeting last week with four of our directors and you and your colleagues.
I have been authorized by the Board to advise you that we do not believe it would be productive to engage further with you at this time.
Sincerely,
Ed Monser”
•
Also on October 14, 2024, Mr. Hilal responded by e-mail to Messrs. Monser and Major, requesting a phone call with Mr. Monser to discuss the Board’s response.

•
Following Mr. Hilal’s e-mail, also on October 14, 2024, Mr. Hilal and Mr. Monser spoke telephonically. Mr. Monser stated that the Board unanimously concluded that such proposals should be decided by the Stockholders of the Company and not by the Board.

•
On October 15, 2024, it was reported that Mantle Ridge had been in close discussions with Dennis Reilley and Eduardo Menezes concerning the Company and the possibility that they could be of material assistance to it. Mr. Hilal called Mr. Monser and they briefly discussed these executives.

•
Also on October 15, 2024, Mr. Hilal contacted by e-mail Mr. Edwin Jager of D.E. Shaw to ask whom Mr. Hilal might talk to relating to D.E. Shaw’s engagement with the Company. Mr. Jager referred Mr. Hilal to Mr. Michael O’Mary, also of D.E. Shaw, with whom Mr. Hilal spoke briefly the following day on October 16, 2024, to arrange a meeting for October 21, 2024.

•
On October 17, 2024, Mr. Hilal delivered a letter to the Board, which stated the following:

“Dear Members of the Board,
As we have explained, we intend to offer to the Board, through the formal director nominating process, a range of compelling director candidates. It is our established practice to offer a large range of candidates (in this case nine) to facilitate a robust discussion. This morning we apprised Mr. Monser that these were soon forthcoming. The Board Secretary will receive the nomination package this evening.
Our approach to board reconstitution is well understood and well documented. We discussed it with the committee with which we met. We nominate one Mantle Ridge representative, plus other nominees who are independent of us. We then collaborate with board representatives to create a reconstituted board comprising seasoned, respected, independent-thinking individuals with relevant experience and skills.
We hope you find the nominees we are presenting a great starting point for a collaborative process. We look forward to seeing your suggestions for other nominee candidates, including those of the incumbent directors who wish to continue their service. Ongoing directors can bring very helpful institutional knowledge to a reconstituted board.
As you know, we have extensive experience with leadership change. We have learned that new leadership has the best chance of success if they are, and are perceived to be, genuinely supported by a board eager for their success. This principle is one of the most important ones that guide our approach to board reconstitution.
There is also a separate topic we would like to address. We do not at this time intend to publish this letter or the list of nominees. We have found that keeping discussions like these private is in the shareholders’ best interest.
But it is important to call out at this time that the Company, with full knowledge of our declared intentions and demonstrated history, made the regrettable choice to advance the false narrative that Mantle Ridge is ‘seeking control’, or ‘seeking to control the Board’, or ‘demanding nine seats’. The continuation of this false narrative, or the advancement of others, disserves the shareholders, and undermines this process, and will necessarily cause us to reconsider our approach.
For many reasons, prompt resolution of these matters is both urgent and of highest importance. We are standing by to discuss next steps. Thank you again for your time and consideration.
With gratitude, on behalf of the Mantle Ridge Team,
Paul Hilal”
•
Also on October 17, 2024, in order to ensure that it would be in compliance with the advance notice provisions of the Bylaws, the Record Stockholder delivered a notice (the “Nomination Notice”) to the Company to nominate nine candidates (Andrew Evans, Paul Hilal, David Khani, N. Thomas Linebarger, Nichelle Maynard-Elliott, Tracy McKibben, Dennis Reilley, Donald Wallette, Jr. and J. Steven Whisler) for election to the Board at the 2025 Annual Meeting.

•
On October 21, 2024, representatives from Mantle Ridge held a virtual meeting with representatives from D.E. Shaw, during which D.E. Shaw disclosed the names of its prospective Board candidates and Mantle Ridge disclosed the possible involvement of Dennis Reilley and Eduardo Menezes. At that meeting, Mantle Ridge also discussed its views on the opportunities for improvement at the Company as well as the valuable role Mr. Reilley and Mr. Menezes could play in creating value for Stockholders. Over the following days, Mantle Ridge and D.E. Shaw engaged in a series of brief telephonic discussions. Over the course of such discussions, D.E. Shaw requested, and received, the names of some of the Mantle Ridge Nominees.

•
On October 22, October 30, November 11 and November 18, 2024, the Record Stockholder delivered supplements to the Nomination Notice to reflect information relating to the expiration and net-settlement of physically settled options and settlement of physically settled forward agreements beneficially owned by Mantle Ridge. These settlements increased the number of shares available for Mantle Ridge to vote.

•
On October 24, 2024, news reports indicated that D.E. Shaw was dropping its efforts to nominate directors and was instead throwing its support behind Mantle Ridge and the executives Mantle Ridge was known to be engaging with — Reilley and Menezes.

•
On October 29, 2024, Mr. Hilal contacted Mr. O’Mary, expressing gratitude for D.E. Shaw’s publicly stated support and reiterating Mantle Ridge’s commitment to dutifully serve all of the Company’s shareholders over the many years ahead. As of the date of this Proxy Statement, Mantle Ridge and D.E. Shaw have had no further contacts or communications concerning the Company.

•
On November 3, 2024, Mr. Hilal delivered a letter to the Board, which stated the following:

“Dear Members of the Board:
Thank you again for your consideration, and engagement last month.
We would like to resume our discussions with the subcommittee once the Company reports its year-end earnings. Ideally this would be in person and as soon as possible. Please let us know whether you are willing, and your availability to meet.
Respectfully, on behalf of the Mantle Ridge Team,
Paul Hilal”
•
On November 5, 2024, Mr. Major delivered to Mr. Hilal a letter from Mr. Monser on behalf of the Board, which stated the following:

“Dear Paul,
Thank you for your November 3rd letter.
Our Board has a previously scheduled meeting this Sunday, November 10, at which we will give full consideration to your request for another meeting. We will be in touch with you after our meeting.
Sincerely,
Ed Monser”
•
On November 11, 2024, the Board sent a subsequent letter to Mr. Hilal in response to Mr. Hilal’s November 3, 2024 meeting request. The letter stated the following:

“Dear Paul,
Thank you again for your letter, dated November 3.
As I previewed in my last letter to you, the Board discussed earlier today your request for another meeting with directors. After full consideration, we do not believe it would be productive to meet again at this time.
Sincerely,
Ed Monser”

•
On November 13, 2024, Mr. Hilal sent a request by text message to Mr. Monser for a telephone call.

•
On November 14, 2024, Mr. Hilal called Mr. Monser to apprise him that Mantle Ridge would be submitting that day a standard Delaware Section 220 notice seeking shareholder information. During the call, Mr. Monser indicated that he had no authority to engage and that the Board had “decided as a group” not to engage with Mantle Ridge. After a brief listen-only discussion, Mr. Monser said, “in the spirit of not engaging, I think we should end it there”, and the call was promptly ended.

•
On November 19, 2024, Mantle Ridge filed its preliminary proxy statement with the SEC, disclosing its intention to nominate nine highly qualified, independent candidates to the Board.

•
On November 22, 2024, the Company filed the preliminary version of its proxy statement for its 2025 Annual Meeting of Shareholders with the SEC (the “Company Proxy Statement”).

REASONS FOR THE SOLICITATION
We have made a substantial investment in the Company in the hopes of helping the Company most fully realize its potential, and to create long-term, sustainable value for Stockholders.
Under the current Board’s supervision, the Company has significantly underperformed its competitors and its potential. The root cause is a range of governance failures and deficiencies, which in turn led to mismanagement of strategy, financial capital, human capital, etc. The solution, in our view, is to restructure the Board with appropriate independent directors who can be expected to better steward the Board’s composition, structure, and performance on the full range of board duties and responsibilities. Among these, a reconstituted Board will lead a search process designed to find a seasoned, proven, industrial-gas industry executive with a superlative track record of value creation to serve as CEO, and who will enable that CEO to be most fully successful. Because of the nature of the Board’s dysfunction, self-driven board refreshment simply perpetuates the problem.
We believe that the Mantle Ridge Nominees will provide additional independent voices in the boardroom, bring extensive industry-related experience and expertise to the Board and provide valuable insight on strategy, capital allocation, human capital, incentives, sustainability and operational challenges faced by companies in the industrial gases sector. We believe that the Mantle Ridge Nominees will help instill accountability and drive improved performance and governance — and ultimately enhanced value for all Stockholders.
If one or all of the Mantle Ridge Nominees are elected to the Board, they have indicated that they would seek to help guide a well-designed Board-led search process to replace the current CEO as soon as possible.
As part of that process, Mantle Ridge believes the reconstituted Board should interview Eduardo Menezes and other suitable candidates.
In the coming weeks, we will continue to publicly share these views about what has gone wrong and the changes we believe are essential in order for the Company to achieve its fullest potential. We sought to present those views and ideas to the Board in a non-public forum in order to facilitate a cooperative and constructive dialogue. Proceeding this way would have spared the shareholders great distraction, and would have allowed the changes to be implemented without any undue delay. As with its dialogue with D.E. Shaw, the Board ended its dialogue with Mantle Ridge in a matter of days. They have refused attempts to re-engage.
Therefore, we have nominated a slate of nine highly qualified nominees with relevant leadership, management, operating, strategic, financial and technological expertise who we believe would bring a fresh perspective and essential experience and skills to the Board. They understand and are committed to the highest standards of corporate governance. They are committed to creating sustainable, long-term value for the Stockholders.
The Mantle Ridge Nominees, if all or a majority are elected, would constitute a majority of the Board, although no Mantle Ridge Nominee has predetermined how they would vote on any specific matters that might be presented to the Board. The Mantle Ridge Nominees are fully independent of each other and are committed to exercising their best independent judgment.
As we have discussed with the Board verbally and in writing, while we have nominated nine highly qualified potential directors, we remain ready to engage with the Board in a collaborative process, as we have done in similar shareholder engagements, and would be prepared to consider alternative nominees as well as incumbent directors who desire to continue their service. We invite the Board to join us in that process before this preliminary proxy statement becomes definitive and is mailed. We also plan to solicit stockholder feedback on the number and identity of our nominees.

PROPOSAL ONE
ELECTION OF DIRECTORS
According to the Company’s last filed proxy statement, the Board currently consists of nine directors, each elected annually by the Stockholders or, as vacancies arise, by the remaining Board members or the Stockholders. We are seeking your support at the 2025 Annual Meeting to elect the following Mantle Ridge Nominees, each for a term of one year, to serve until their respective successors are elected and qualified: Andrew Evans, Paul Hilal, David Khani, N. Thomas Linebarger, Nichelle Maynard-Elliott, Tracy McKibben, Dennis Reilley, Donald Wallette, Jr., and J. Steven Whisler. Assuming the Mantle Ridge Nominees receive sufficient votes to be elected to the Board, your vote to elect the Mantle Ridge Nominees will have the legal effect of replacing nine incumbent directors of the Company with the Mantle Ridge Nominees. If elected, the Mantle Ridge Nominees will represent a majority of the members of the Board. There is no assurance that any incumbent director will serve as a director if some or all of the Mantle Ridge Nominees are elected to the Board. You should refer to the Company’s definitive proxy statement when it is filed with the SEC for the names, background, qualifications and other information concerning the Company’s nominees.
We are soliciting proxies to elect the nine Mantle Ridge Nominees. As part of the Nomination and Proposal Notice, we have provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.
THE MANTLE RIDGE NOMINEES
The following description sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five years of the Mantle Ridge Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Mantle Ridge Nominees should serve as directors of the Company are also set forth below. This information has been furnished to us by the Mantle Ridge Nominees. Each of the Mantle Ridge Nominees is a citizen of the United States of America.
Andrew Evans, age 58, has significant experience in the energy and utility industry with a career spanning more than 30 years, across a broad spectrum of capital intensive businesses. Mr. Evans currently serves on the boards of Georgia Power (a subsidiary of Southern Company (NYSE: SO)), Southwest Gas Holdings, Inc. (NYSE: SWX), and Centuri Holdings, Inc. (NYSE: CTRI). Mr. Evans has significant experience as a public company CEO (AGL Resources, Inc. (formerly NYSE: AGL)), CFO (Southern Company and AGL Resources), and COO (AGL Resources). Prior to his retirement in 2021, Mr. Evans served as Executive Vice President and CFO of Southern Company from 2018 until 2021, where he was responsible for all investor interaction, public reporting, information technology and cyber security, business development, and risk. He had oversight of all capital deployment and served on the board and investment committees of all material unregulated subsidiaries, including Southern Power. Mr. Evans also served as a Senior Advisor to Southern Company in 2021, following his tenure as Executive Vice President and CFO.
Prior to Southern Company, Mr. Evans served as Chairman, President and CEO of AGL Resources, Inc. (now Southern Gas Company), among other positions, and helped grow that company from $2 billion in enterprise value until its sale to Southern Company for $12 billion. Growth was achieved through both acquisition (NUI and NICOR) and new business development. As CEO, Mr. Evans had an unwavering focus on employee and public safety, and operations.
During his 15 years at AGL Resources, Mr. Evans spent more than a decade as CFO. In addition to the customary financial duties, he had direct responsibility for a variety of unregulated businesses. He has significant competency in cost management and systems modernization, and has had direct responsibility for technology and cyber security for more than a decade. There are not many areas of public and private finance that Mr. Evans has not executed in directly.

Prior to AGL Resources, Mr. Evans spent 9 years with Mirant Corp (and its predecessors). His most significant experience there was in the development and operating of a commodity trading business. Mr. Evans has extensive experience in the structuring of derivative financial products, and has been involved in risk management throughout his career. Mr. Evans worked on its initial public offering of both equity and debt securities.
Mr. Evans also spent six years working in Boston for N/E/R/A and the Federal Reserve Bank of Boston. His focus at the former was emissions trading in the utility industry. He previously served as the Finance Chair for the American Gas Association and as a member of the Edison Electric Institute. Mr. Evans has a B.A. in Economics from Emory University.
We believe that Mr. Evans’ experience serving on other public company boards of directors, his extensive experience in the gas and electric utility industry, his general management experience, and his corporate strategy experience would add significant value to the Board.
As of the date hereof, Mr. Evans beneficially owns 5 shares of Common Stock. The principal business address of Mr. Evans is 5 Shaw Ln., Chatham, MA 02633.
Paul Hilal, age 58, has significant experience as a value investor, capital allocator, and engaged steward during corporate transformations, which would provide the Board with valuable financial acumen and experience. Mr. Hilal has served as the Founder and CEO of Mantle Ridge LP since 2016. In addition, Mr. Hilal’s experience on the boards of a number of public companies allows him to provide a key strategic perspective to the Board. He is the Vice Chairman of the board of directors of CSX Corporation (NASDAQ: CSX) and also currently serves as the Vice Chairman of the board of directors of Dollar Tree, Inc. (NASDAQ: DLTR). Mr. Hilal previously served as the Vice Chairman of the board of directors of Aramark Corporation (NYSE: ARMK) from 2019 to August 2023.
In 2013, prior to forming Mantle Ridge, Mr. Hilal was a partner and senior investment team professional at Pershing Square Capital Management, L.P. (“Pershing Square”). Among his projects there, Mr. Hilal played a leading role in Pershing Square’s successful effort to catalyze Board and CEO change at Air Products, from the project’s conception until his departure from Pershing Square in 2016. This included development of a detailed value creation plan, and identifying and recruiting current Air Products CEO Seifi Ghasemi to the project – an effort that ultimately led to the incumbent CEO’s retirement and the addition of Ed Monser, Matt Paull, and Mr. Ghasemi to the Board.
Over the fall of 2013 and into early 2014, after an extended CEO search conducted in close consultation with Pershing Square, the Board appointed Mr. Ghasemi to the role of Chairman and CEO and the Company and continued to execute a plan that led to the Company’s transformation and a multiplication of its value. Over the early years of his tenure, Mr. Ghasemi addressed critical issues identified by Pershing Square. The total return to shareholders over these early years, including share appreciation, dividends and the value of spun assets, was far in excess of that of the Company’s peers. In the first five years of Mr. Ghasemi’s tenure as CEO, Air Products generated a total shareholder return of 117%, compared to Linde at 72% and Air Liquide at 29%. It is only in more recent years that the Company (under the leadership of the now 80-year-old Mr. Ghasemi) has fallen behind its peers.
While at Pershing Square, Mr. Hilal similarly played a leading role in the firm’s successful engagement with Canadian Pacific starting in 2011, and served as Chair of the Management Resources and Compensation Committee of its board from 2012 until his departure from Pershing Square in 2016.
Mr. Hilal received an A.B. degree in biochemistry from Harvard College in 1988, a J.D. from Columbia Law School in 1992, and an M.B.A. from Columbia Business School in 1992.
We believe that Mr. Hilal’s extensive knowledge of the industrial gas industry and the Company, in addition to his experience in investing, transformations, and corporate governance, would make him a valuable addition to the Board. We believe Mr. Hilal brings valuable insight on strategy, capital allocation, sustainability and operational opportunities to the Board.
As of the date hereof, Mr. Hilal beneficially owns 4,107,521 shares of Common Stock. The principal business address of Mr. Hilal is 712 Fifth Avenue, 17th Floor, New York, New York 10019.

David Khani, age 61, has over 30 years of knowledge and experience in the oil and gas industry with particular expertise in capital allocation, having served as CFO for over 10 years at two public companies in a capital intensive industry (EQT Corporation (NYSE: EQT) and CONSOL Energy (NYSE: CEIX)). Mr. Khani served as Chief Financial Officer of EQT Corporation, a leading independent U.S. natural gas producer with an asset base in the core of the Appalachian Basin, from January 2020 until July 2023. Prior to joining EQT, he served as the Executive Vice President and Chief Financial Officer of CONSOL Energy and as CFO and as a board member of its affiliates, including CNX Midstream Partners LLC and a joint venture with Noble Energy. Mr. Khani served as CFO of CONSOL Energy during a critical transformation period in which the company completed a complex spin-off transaction separating its mining and natural gas businesses into two separate publicly-traded companies.
Since retiring from EQT, Mr. Khani has been appointed to several boards, including Arbo and Magnolia Oil & Gas Corporation (NYSE: MGY), where he has served as a member of the Audit Committee since 2024. Mr. Khani spent the first 18 years of his career at various investment banking and capital market firms, including FBR Capital Markets & Co., Prudential Financial, Inc., and Lehman Brothers, Inc.
Mr. Khani holds a B.A. in biological sciences from State University of New York — Binghamton and an M.B.A. in corporate accounting and finance from the University of Rochester and has been a chartered financial analyst (CFA) for 25 years.
We believe that Mr. Khani’s institutional knowledge of the oil and gas industry and his multi-faceted financial skills, particularly with capital allocation in capital intensive industries, brings needed skills to the Board. His extensive experience with business transformation and complex transactions will prove extremely valuable to the Company and the Board.
As of the date hereof, Mr. Khani does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Mr. Khani is 10130 Northlake Blvd, Suite 214-322, West Palm Beach, FL 33412.
N. Thomas (Tom) Linebarger, age 61, is a highly accomplished and deeply experienced executive committed to decarbonization and green energy solutions, having most recently served as Chairman and CEO of Cummins Inc. (NYSE: CMI), a publicly traded global manufacturer of engines, generators and electrified power solutions, from 2012 to 2022, and as Chairman of the Board and Executive Chairman from 2022 to 2023.
During Tom Linebarger’s 10-year tenure at Cummins, the company grew its revenue from $17.3 billion to a record $34.1 billion in 2023. Mr. Linebarger spearheaded the evolution of the company to ensure its continued industry leadership, including the formation of Accelera by Cummins, the company’s zero-emissions solutions business segment, and the broadening of its product portfolio through notable mergers and acquisitions including the largest ever in Cummins’ history with the acquisition of Meritor. Across the cycles, he continued to invest significantly in employee development and wellbeing, leaving behind a highly capable group of diverse leaders.
Mr. Linebarger is a leader in the global alternative energy transition, having most recently served as Co-Chair of the Hydrogen Council from 2021 – 2024 after being a Council Member since 2018. The Hydrogen Council is a global CEO-led coalition working to accelerate the energy transition through hydrogen. Mr. Linebarger is also a former Principal of the American Energy Innovation Council, a project of the Bipartisan Policy Center, which comprises a group of CEOs, technology, and labor leaders who share a common concern over America’s insufficient commitment to energy innovation.
Prior to his tenure as Chairman and CEO of Cummins, Mr. Linebarger served as President and COO from 2008 to 2011, Executive Vice President and President, Power Generation Business from 2003 to 2008, Vice President and CFO from 2000 to 2003, and Vice President of supply chain management from 1998 to 2000.
In addition to his work at Cummins, has substantial public company board experience, having been a member of the board of directors of Harley Davidson Inc. (NYSE: HOG) since 2008 and, since stepping down as Chairman of the Board and Executive Chairman of Cummins, a member of the board of directors of Republic Services, Inc. (NYSE: RSG), serving on the Audit Committee and the Sustainability and

Corporate Governance Committee. He has also formerly served as a member of the Business Roundtable (BRT), an association of chief executive officers of America’s leading companies working with government officials on crafting legislation impacting American businesses. In 2021, he was appointed chair of the Central Indiana Corporate Partnership (CICP). He previously served as chair of the U.S.-China Business Council from 2020 to 2022.
Mr. Linebarger received joint undergraduate degrees in management engineering from Claremont McKenna College and mechanical engineering from Stanford University. He later returned to Stanford University to earn a master’s degree in manufacturing systems from the School of Engineering and a M.B.A. from the Graduate School of Business.
We believe that Mr. Linebarger would be a valuable addition to the Board. Mr. Linebarger’s deep executive management experience and his commitment to decarbonization and green energy solutions will benefit the Company both internally and in its market performance.
As of the date hereof, Mr. Linebarger beneficially owns 21,860 shares of Common Stock. The principal business address of Mr. Linebarger is 321 N Willow Street, Box 153, Telluride, CO 81435.
Nichelle Maynard-Elliott, age 55, is an accomplished dealmaker and advisor to boards and senior management in the industrial gas and chemicals sectors. Ms. Maynard-Elliott is, since 2019, the Founder and CEO of Dunamis Transaction Advisors LLC. Ms. Maynard-Elliott has over 16 years of experience specifically in the industrial gas industry at Linde (formerly Praxair, Inc.) (NASDAQ: LIN), having served as the former Head of M&A, Americas and Asia Pacific at Linde, where she played an integral role in the Praxair, Inc./ Linde AG merger in 2018, leading the complex divestiture and carveout workstreams across Europe, North and South America, China, India and Korea. With over 25 years of extensive financial and legal experience in mergers and acquisitions, business development and strategic alliances across industries, Ms. Maynard-Elliott has a proven track record of creating shareholder value. Additionally, throughout her executive and legal career, Ms. Maynard-Elliott has led the charge in influencing and developing diversity and inclusion cultures and inclusive leadership teams.
Prior to serving as Executive Director, M&A, Ms. Maynard-Elliott served as Senior Counsel and then Assistant General Counsel in Praxair’s law department. Ms. Maynard-Elliott’s responsibilities included M&A and commercial transactions for several wholly owned subsidiaries. As Assistant General Counsel, she served as primary legal counsel for the packaged gases distribution business and healthcare services business and had oversight of legal counsel representing the surface technologies business.
Prior to joining Praxair in 2003, Ms. Maynard-Elliott practiced corporate law, specializing in M&A and private equity at large corporate law firms including Weil, Gotshal & Manges, Pryor Cashman and Kelley Drye & Warren.
From 2018 to 2024, Ms. Maynard-Elliott served as an independent director of Element Solutions Inc. (NYSE: ESI), a global specialty chemicals company. In 2019, she became a member of the Compensation and Audit Committees. From 2021 to 2024 she served as Audit Committee Chairperson.
In May 2021, Ms. Maynard-Elliott joined the board of Xerox Holdings Corp. (NASDAQ: XRX) and serves on the Audit Committee. In 2022, she was appointed Chairperson of the Compensation Committee. From 2023 to 2024 she also served on the Corporate Governance Committee. In September 2023, Xerox repurchased shares owned by Carl Icahn and affiliates. Maynard-Elliott was one of three directors, including the Chairman and CEO, who remained to rebuild the Xerox board in 2024. Additionally, as Chairperson of the Compensation Committee, Maynard-Elliott provided oversight to the CHRO and Xerox executive leadership (i) in the aftermath of the implementation of a successful CEO succession plan, (ii) further refining executive compensation and addressing retention of key executives, and (iii) advising with respect to the change management process for the Xerox employee base during its current period of transformation.
In June 2021, Ms. Maynard-Elliott was appointed trustee of The Advisors’ Inner Circle Fund III and its affiliated funds. She currently chairs the Governance Committee.
In July 2021, Ms. Maynard-Elliott was elected to the board of Lucid Group, Inc. (NASDAQ: LCID) where she also serves on the Nominating and Corporate Governance Committee and Compensation and

Human Capital Committee. Maynard-Elliott is a trusted confidante to the VP of People and committee as Lucid navigates workforce management and upgrades its leadership team to effectively scale to grow as a public company. In 2024, she also joined the Audit Committee.
Ms. Maynard-Elliott is a sought-after speaker and thought leader on matters of CEO succession, board succession, M&A corporate governance, and diversity in the boardroom and C-suite (Stanford Directors College — 2023/2024, Character of the Corporation — 2023, Council of Institutional Investors Spring Conference 2024, Transaction Advisors Institute M&A Conference — 2024, Women Corporate Directors Global Summit — 2024). Ms. Maynard-Elliott was named one of 2021’s Most Influential Black Directors by Savoy, a 2023 Director to Watch by Directors & Boards, and one of BoardProspects 2024 100 Black Board Members Making a Difference.
In August 2020, Ms. Maynard-Elliott was named to Transaction Advisors’ M&A Leadership Council, an M&A thought leader roundtable addressing the execution of complex corporate transactions.
Ms. Maynard-Elliott received a Juris Doctor from Columbia University School of Law and a BA in Economics from Brown University.
Ms. Maynard-Elliott would be a valuable addition to the Company’s Board given her extensive executive leadership, business and operations experience in the industrial gases industry. Solid judgment on complex matters of contractual rights, litigation, arbitration, regulatory matters, matters of international law, etc., are essential to the success of an industrial gas business. Ms. Maynard-Elliott’s experience will enable her to make great contributions to the Board and executive team. Her experience with many aspects of human capital management will also be of great relevance and utility.
As of the date hereof, Ms. Maynard-Elliott does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Ms. Maynard-Elliott is 5 Cerf Lane, Mount Kisco, NY 10549.
Tracy McKibben, age 55, is an international climate-conscious energy and environmental technology expert with over 20 years of experience in the energy industry across both the public and private sectors. She is an established leader in innovation that drives environmental impact in the areas of alternative and renewable energy, clean technology, water, infrastructure, and sustainability management. Ms. McKibben is, since 2010, the Founder and CEO of MAC Energy Group companies, which advises and invests in climate-conscious energy and infrastructure solutions across a global platform. She has partnered with multinational corporations and financial institutions on investments and capital structuring across the energy transition value chain. As an investor and entrepreneur, Ms. McKibben has acquired, constructed, and financed over 1GW of global renewable energy assets and invested in and developed innovative water and energy storage technologies. Her expertise in sustainable investing is anchored in extensive transactional experience ranging from mergers and acquisitions, business development, valuation and deal structuring, financial strategy, sustainability metrics, and public policy analysis.
Prior to founding MAC Energy, Ms. McKibben pioneered the Alternative Energy Group at Citigroup where she was Managing Director and Head of Environmental Banking Strategy from 2007 to 2010. During her tenure at Citigroup, she advised alternative and renewable energy companies and diversified multinational corporations on strategic energy investments, U.S. and international energy policies and environmental financing alternatives. Ms. McKibben served as a Member of Citigroup’s Alternative Energy Task Force and the Carbon Task Force.
Ms. McKibben also has extensive public sector experience including working in several senior level positions at the White House in the National Security Council as Senior Director of European Affairs and Director of European Economic Affairs and EU Relations. She served at the U.S. Department of Commerce where her positions included Special Counsel for International Trade and Investments, as well as Director and Executive Secretariat in the Office of the Secretary of Commerce.
Prior to her work in the public sector, Ms. McKibben practiced law at Akin, Gump, Strauss, Hauer & Feld LLP representing and advising clients on commercial and complex litigation matters, as well as corporate and multinational energy clients on strategic investments globally. Ms. McKibben also served as a Law Clerk for the Honorable Gladys Kessler in the U.S. District Court for the District of Columbia.

In addition to her executive career, Ms. McKibben has significant public company board experience. She currently serves on the boards of Ecolab Inc. (NYSE: ECL), where she serves on the Governance Committee and Compensation and Human Capital Management Committee, and Huntington Ingalls Industries (NYSE: HII), where she serves on the Nominating & Governance Committee and the Risk & Compliance Committee, having previously served as chair of the Audit Committee. Since 2015, she has also served as a member of the United Services Automobile Association (USAA), where she serves on the Membership & Technology Committee and the Risk & Compliance Committee, having previously chaired the Finance and Audit Committees.
Ms. McKibben’s leadership extends to the nonprofit sector as well, notably as Chair of the Board of Directors for the National Kidney Foundation since 2021. She’s been honored among Savoy’s “Top 100 Most Influential Black Corporate Directors” and Women, Inc. “Most Influential Corporate Directors.”
A graduate of West Virginia State University with a B.A. in Political Science, Ms. McKibben earned her J.D. from Harvard Law School in 1994. In recognition of her contributions, West Virginia State University awarded her an honorary Doctor of Humane Letters in 2022.
We believe that Ms. McKibben’s substantial executive, board and legal experience, especially in alternative and renewable energy, would provide valuable insight and expertise to the Board. Her financial expertise and insight into energy transition and sustainability will be of particular value.
As of the date hereof, Ms. McKibben does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Ms. McKibben is 200 Vesey Street, New York, NY 10281.
Dennis Reilley, age 71, has unparalleled experience as a senior executive at several major multinational, capital-intensive companies, with deep chemical, industrial, and energy sector experience. Most recently, Mr. Reilley served as Chairman, President and Chief Executive Officer of Praxair, Inc., a worldwide industrial gases company now part of Linde plc (NASDAQ: LIN), from 2000 until his retirement in 2007. During Mr. Reilley’s tenure at Praxair, he achieved best-in-class total shareholder returns, revenue growth, EBIT growth, EBIT margins, and returns on invested capital, and he established a strong succession plan for continued success resulting in an approximately 16% annual TSR compounding (36x) over 24 years since he started at Praxair.
While at Praxair, Mr. Reilley was the architect of growth in the company’s hydrogen business. He led the development of the firm’s first steam methane reformers and the improvement of steam methane reforming technology, built the first hydrogen cavern by an industrial gas company and the second ever in the country, and greatly expanded the firm’s hydrogen pipeline network.
Mr. Reilley has held several senior positions at E.I. DuPont de Nemours and Company (NYSE: DD), including: Executive Vice President and Chief Operating Officer of the company; Executive Vice President; Vice President and General Manager of its Lycra business; Vice President and General Manager of its specialty chemicals division; and Vice President and General Manager of its titanium dioxide division; and as a senior executive at Conoco Inc (NYSE: COP).
Mr. Reilley also has vast public company board experience, including having served as Chairman of the Board of Marathon Oil Corporation (NYSE: MRO) and as Chairman of the Board of Covidien (NYSE: COV). Mr. Reilley has also served on the boards of DuPont de Nemours, Inc., CSX Corporation (NASDAQ: CSX), The Dow Chemical Company (NYSE: DOW), H.J. Heinz & Co. (NYSE: HNZ), and Entergy Corporation (NYSE: ETR), serving as a member and in leadership positions on several board committees. His experience on boards across a wide range of industries provides him with substantial expertise on complex public company business and governance issues.
In 2011, Forbes Magazine named Mr. Reilley as one of the best performing CEOs of the decade, and in 2005, during his tenure with Praxair, Inc., Fortune Magazine named the company as the best managed company in America. Mr. Reilley was also named best CEO in America in Basic Materials and Specialty Chemical Sector of the Fortune 500 companies from 2003 to 2007 by Institutional Investor Magazine. Additionally, in 2008, the Society of Chemical Industry awarded him the Chemical Industry Medal for lifelong distinguished service.

Mr. Reilley earned his B.S. in finance from Oklahoma State University.
We believe that Mr. Reilley would be a valuable addition to the Board given his extensive executive leadership, corporate governance and strategy and finance experience in the industrial gases industry. Mr. Reilley’s exceptional mastery of all facets of the industrial gases industry and its particular challenges and nuances, and his superb record of building high-performance teams and culture, will prove a great asset to the Board and to the Company.
As of the date hereof, Mr. Reilley does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Mr. Reilley is 26191 Woodlyn Dr., Bonita Springs, FL 34134.
Donald (Don) Wallette, Jr., age 65, is a veteran oil and gas executive who would bring to the Board decades of senior leadership experience, having served in senior leadership positions at ConocoPhillips (NYSE: COP) over the course of his distinguished 39-year career. In particular, he played an important role in guiding ConocoPhillips’ successful transformation as an independent exploration and production company. He retired in August 2020 as ConocoPhillips’ Executive Vice President and CFO, after having served in such position since 2016.
Throughout the course of his career, Mr. Wallette held operations management positions in the United Kingdom and in Norway. He also served as Oklahoma Region Manager for ConocoPhillips’ midstream business, GPM. Mr. Wallette has been the Manager of Corporate Planning and Development and also President of ConocoPhillips business in the former Soviet Union as well as in the Asia Pacific Region. Mr. Wallette had been named Executive Vice President, Finance, Commercial and CFO of ConocoPhillips in February 2016 after previously serving as the company’s Executive Vice President, Commercial, Business Development and Corporate Planning.
We believe that Mr. Wallette’s decades of executive leadership in capital intensive industries and expertise in capital allocation, including large project execution around the globe, would make him a significant asset to the Company. His extensive financial expertise and familiarity with all facets of the energy industry will be especially valuable.
As of the date hereof, Mr. Wallette beneficially owns 700 shares of Common Stock, owned of record and beneficially. The principal business address of Mr. Wallette is 8833 Memorial Drive, Houston, TX 77024.
J. Steven Whisler, age 70, is an accomplished senior executive who would bring decades of operational and board experience to the Board. After a nearly 30-year career, in March 2007, Mr. Whisler retired as Chairman and Chief Executive Officer of Phelps Dodge Corporation, a Fortune 250 company based in Phoenix, Arizona, following its merger with Freeport-McMoRan Copper & Gold Inc. At the time of merger, Phelps Dodge annually produced about 3 billion pounds of copper for its account and employed 15,000 people in 27 countries.
Mr. Whisler currently serves as a director of the CSX Corporation (NASDAQ: CSX), where he chairs the Finance Committee, and the Brunswick Corporation (NYSE: BC). Mr. Whisler has served on the board of CSX Corporation since 2011. He has held directorships and board leadership positions at several public and private corporations, including: International Paper Company (NYSE: IP), where he chaired the Governance Committee; US Airways Group, Inc., where he chaired the Finance Committee; Aleris International Inc.; Burlington Northern Santa Fe Railway, where he chaired the Audit Committee; Phelps Dodge Corporation, where he served as Chairman; America West Airlines, Inc; Southern Peru Copper Corporation; and Unocal Corporation.
In addition to other executive attributes, Mr. Whisler has extensive experience in managing and overseeing large, complex, multi-year capital projects in challenging geographical and political environments. He has also championed critical employee safety initiatives at companies with which he is affiliated.
Mr. Whisler was awarded the Colorado School of Mines’ Distinguished Achievement Medal and the Robert Earl McConnell Medal by the American Institute of Mining and Metallurgical Engineers (AIME) for career accomplishments, was the 2004 inductee into the American Mining Hall of Fame, and was named the 2007 Copper Man of the Year by the Copper Club of New York. He is also a former member of the Business Council and the Business Roundtable.
Mr. Whisler holds a B.S. degree in business from the University of Colorado, a J.D. degree from the University of Denver College of Law, a M.S. degree in mineral economics and a D. Sc. degree in engineering (Hon.) from the Colorado School of Mines. He is a Certified Public Accountant (retired) in the state of Arizona.
We believe that Mr. Whisler’s current and past board experience, as well as his knowledge from decades in capital intensive industries and in complex geographical and political environments, give him extensive experience in capital allocation and would make him a valuable addition to the Board.
As of the date hereof, Mr. Whisler does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. The principal business address of Mr. Whisler is 20 Hills Way, Whitefish, MT 59937.
Other than as stated herein, there are no arrangements or understandings among the members of Mantle Ridge or any other person or persons pursuant to which the nomination of the Mantle Ridge Nominees described herein is to be made, other than the consent by each of the Mantle Ridge Nominees to be named as a nominee of Mantle Ridge in any proxy statement relating to the 2025 Annual Meeting and serving as a director of the Company if elected as such at the 2025 Annual Meeting.
Change in Control Triggers
Where a majority of a board’s composition may be turned over pursuant to the shareholders’ expressed will, the affected board is duty bound to defuse triggers designed to deter that turn over. This would include approving shareholder nominees for the limited purpose of avoiding the adverse effects of those triggers.
The Company has indicated in its filings that if the shareholders seek to replace a majority of incumbent directors, the Board may allow the change in control provisions of certain contracts to trigger. These provisions are described under “Change in Control Arrangements Specifically Triggered by Board Turnover” and “Impact on Our Outstanding Debt Agreements Where Majority of Board Members are Not Continuing Directors” in the Company Proxy Statement. The Board has the unilateral right (and duty) to avoid this result, but even if the Board chooses not to do so, the aggregate effect would be immaterial.
Under well-established Delaware law, the Board’s fiduciary duties require the current directors to approve the election of the Mantle Ridge Nominees for the limited purpose of avoiding the adverse effects of change of control provisions unless they have a reasonable basis for not doing so. In 2013, the Delaware Court of Chancery found that the SandRidge Energy, Inc. board of directors, in refusing to approve a stockholder’s slate of directors for the purposes of a “proxy put”, “failed to exercise its discretion in a reasonable manner”. See Kallick v. Sandridge Energy, 68 A.3d 242, 260-61 (Del. Ch. 2013) (noting that “where an incumbent board cannot identify that there is a specific and substantial risk to the corporation or its creditors posed by the rival slate, and approval of that slate would therefore not be a breach of the contractual duty of good faith owed to noteholders with the rights to the Proxy Put, the incumbent board must approve the new directors as a matter of its obligations to the company and its stockholders, even if it believes itself to be better qualified and have better plans for the corporation than the rival slate”) (emphasis added); see also Pontiac General Employees Retirement System v. Healthways, Inc., C.A. No. 9789-VCL (Del. Ch. Oct 14, 2014) (transcript ruling) (agreeing with the ruling in Sandridge and noting that proxy puts remain “highly suspect”).
There is, in our view, no good faith basis for the Board to fail to approve the election of the Mantle Ridge Nominees for this limited purpose, and we believe that such approval is clearly in the best interests of the Company and its Stockholders.
Interests in the Solicitation
The Mantle Ridge Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the Mantle Ridge Nominees will receive from the Company as directors, if elected to the Board, and as described below. We expect that the Mantle Ridge Nominees, if elected, will be indemnified for their service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Company’s Amended and Restated Certificate of Incorporation and be covered by the policy of insurance which insures the Company’s directors and officers.
Mr. Hilal could be considered to have an indirect interest in this Proposal One (Election of the Mantle Ridge Nominees as Directors), as described in further detail below. Other than as set forth in this Proxy Statement and in Schedule I (which is incorporated herein by reference), no Participant, or any associate of any Participant, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2025 Annual Meeting.
Mr. Hilal is the Chief Executive Officer of Mantle Ridge, which serves as the sole member of Eagle Advisor, investment advisor to certain funds affiliated with the Mantle Ridge Parties (the “Mantle Ridge Funds”). Through these roles, Mr. Hilal controls the investment and voting decisions of the Mantle Ridge Funds with respect to any securities held by the Mantle Ridge Funds, including any interests in Common Stock held by the Mantle Ridge Funds.
Arrangements between Mantle Ridge and the Mantle Ridge Nominees
Mantle Ridge has entered into Engagement and Indemnification Agreements with each of the Mantle Ridge Nominees (collectively, the “Engagement and Indemnification Agreements”), pursuant to which it has agreed to indemnify each Mantle Ridge Nominee against claims arising from the solicitation of proxies from the Stockholders in connection with the 2025 Annual Meeting and any related transactions. For the avoidance of doubt, this indemnification obligation does not apply or extend to any claims made against any Mantle Ridge Nominee in his or her capacity or service as a director of the Company, if so elected. Pursuant to their Engagement and Indemnification Agreement, each Mantle Ridge Nominee has agreed to, among other matters, stand as a Mantle Ridge Nominee of the Record Stockholder for election to the Board at the 2025 Annual Meeting, be named in Mantle Ridge’s solicitation materials, serve as a director if elected and coordinate with Mantle Ridge in connection with any public disclosures or litigation relating to the solicitation. Pursuant to their Engagement and Indemnification Agreement, each Mantle Ridge Nominee will receive a $100,000 fee payable upon the earlier to occur of (i) the conclusion of the next meeting of stockholders of the Company at which directors are elected and (ii) the entry into an agreement by the Company and Eagle Advisor with respect to the appointment of directors. Pursuant to each Engagement and Indemnification Agreement, Mantle Ridge has agreed to indemnify each of the Nominees (other than Mr. Hilal) against any losses suffered, incurred or sustained by them in connection with such Nominee being a member of Mantle Ridge’s slate or the solicitation of proxies in connection therewith. Mantle Ridge has further agreed to reimburse each Mantle Ridge Nominee (other than Mr. Hilal) for reasonable, documented, out-of-pocket expenses incurred as a result of their being a member of Mantle Ridge’s slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent them in connection with being a member of Mantle Ridge’s slate. Each Mantle Ridge Nominee has also executed a written consent to serve as a director if elected.
Compensation of the Company’s Directors
If elected to the Board, the Mantle Ridge Nominees will not receive any compensation from the Mantle Ridge Parties to serve as a director. The Mantle Ridge Parties expect, however, that the Mantle Ridge Nominees, if elected, will receive whatever compensation the Board has established for non-employee directors of the Company, unless and until the Board determines to change such compensation.
As disclosed in the Company Proxy Statement, non-employee directors of the Company were entitled to receive the following compensation in the 2024 fiscal year:
•
Annual Deferred Stock Award: $160,000;

•
Annual Cash Retainer: $130,000;

•
Lead Director Retainer: $35,000;

•
Audit and Finance Committee Chair Retainer: $25,000;

•
Management Development and Compensation Committee Chair Retainer: $20,000 annually; and

•
Corporate Governance and Nominating Committee Chair Retainer: $15,000 annually.

The Mantle Ridge Parties understand that the Company maintains, at its expense, a policy of insurance which insures its directors and officers.
The Bylaws also contain provisions that, among other matters, provide for the indemnification of officers and directors to the fullest extent permitted by Delaware law. The Mantle Ridge Parties expect that the Mantle Ridge Nominees, if elected, will be indemnified in connection with their service as directors of the Company to the same extent as the current directors of the Company under the Bylaws and will be covered by the policy of insurance which insures the Company’s directors and officers.
The share ownership level of each current non-employee director and the compensation that each non-employee director of the Company was entitled to receive during the fiscal year ended September 30, 2024 are expected to be set forth in the Company’s definitive proxy statement.
None of the Mantle Ridge Nominees or any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).
None of the Mantle Ridge Nominees has any position or office with the Company, and no occupation or employment in which the Mantle Ridge Nominees have been involved during the past five years was carried on with the Company or any company or organization that is a parent, subsidiary or other affiliate of the Company, and none of the Mantle Ridge Nominees has ever served on the Board.
The Mantle Ridge Parties believe that each of the Mantle Ridge Nominees, if elected as a director of the Company, would be an “independent director” within the meaning of (i) New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the Mantle Ridge Parties acknowledge that no director of a NYSE-listed company qualifies as “independent” under the NYSE listing standards unless the board of directors of such company affirmatively determines that such director is independent under such standards. Accordingly, the Mantle Ridge Parties acknowledge that if any Mantle Ridge Nominee is elected, the determination of such Mantle Ridge Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. If elected, we believe that each Mantle Ridge Nominee would qualify as an independent member of the Company’s Audit and Finance Committee, Corporate Governance and Management Development and Compensation Committee under each such committee’s applicable independence standards. In addition, each Mantle Ridge Nominee understands that, if elected as a director of the Company, such Mantle Ridge Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his or her fiduciary duties as a director.
Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto), (i) no Mantle Ridge Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, and (ii) with respect to each of the Mantle Ridge Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.
The information herein regarding each Mantle Ridge Nominee has been furnished to us by such Mantle Ridge Nominee.
We expect that the Mantle Ridge Nominees will be able to stand for election, but, in the event any Mantle Ridge Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE universal proxy card or voting instruction form will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying a Mantle Ridge Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed BLUE universal proxy card or voting instruction form will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2025 Annual Meeting.
The Mantle Ridge Parties and Air Products will each be using a universal proxy card for voting on the election of directors at the 2025 Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Mantle Ridge Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the 2025 Annual Meeting. Stockholders will have the ability to vote for up to nine nominees on the Mantle Ridge Parties’ enclosed BLUE universal proxy card or voting instruction form. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.
STOCKHOLDERS ARE PERMITTED TO VOTE FOR LESS THAN NINE NOMINEES OR FOR ANY COMBINATION OF UP TO NINE OF THE MANTLE RIDGE NOMINEES AND THE COMPANY’S NOMINEES ON THE BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM. IMPORTANTLY, IF YOU MARK MORE THAN NINE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.
WE STRONGLY URGE YOU TO VOTE ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM “FOR” THE ELECTION OF THE MANTLE RIDGE NOMINEES AND VOTE TO “WITHHOLD” ON THE ELECTION OF THE COMPANY’S NOMINEES.

PROPOSAL TWO
RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2025
According to the Company Proxy Statement, the Audit and Finance Committee has selected Deloitte & Touche LLP (“Deloitte”) as its independent registered public accounting firm for the fiscal year ending September 30, 2025, and has further directed that management submit the selection of the Company’s independent registered public accounting firm for ratification by the Stockholders at the 2025 Annual Meeting.
According to the Company Proxy Statement, Deloitte was appointed as the Company’s independent registered public accounting firm in 2019 and has reported on its consolidated financial statements for years 2019 through 2024. The Company Proxy Statement states that the decision to select Deloitte as the Company’s independent registered public accounting firm for fiscal year 2025 (ending September 30, 2025) was recommended by the Audit and Finance Committee and recommended by the Board.
According to the Company Proxy Statement, representatives of Deloitte are expected to be present at the 2025 Annual Meeting and will be able to make a statement at the 2025 Annual Meeting if they wish and will be available to respond to appropriate questions.
Neither the Bylaws nor other governing documents or law require that the Stockholders ratify the selection of Deloitte as the Company’s independent registered public accounting firm. According to the Company Proxy Statement, the Board submits the selection of Deloitte to the Stockholders for ratification by Stockholders at the 2025 Annual Meeting as a matter of good corporate governance.
WE RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE
ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS
According to the Company Proxy Statement, the Board requests that the Stockholders approve the compensation of its Named Executive Officers (as described in the Company Proxy Statement) pursuant to Section 14A of the Exchange Act. A discussion of this matter can be found in the Company Proxy Statement in the section titled “Compensation Discussion and Analysis” beginning on page 29 of the Company Proxy Statement, and the compensation tables beginning on page 45 of the Company Proxy Statement, and any related narrative discussion contained throughout the Company Proxy Statement. This vote is advisory and not binding on the Company, but the Company Proxy Statement states that the Board and the Compensation Committee value the opinions of the Stockholders and will consider the outcome of the vote in determining its executive compensation program.
“Say-on-Pay” Vote
The Company Proxy Statement asks Stockholders to vote to support the compensation of the Company’s named executive officers for the fiscal year ending September 30, 2025. According to the Company Proxy Statement, although this vote is advisory and therefore not binding on the Board, the Management Development and Compensation Committee of the Board will review the voting results. The Company Proxy Statement states that if there are a significant number of negative votes, the Company will seek to understand the concerns that influenced the vote and to address them in making future decisions regarding the Company’s executive compensation program.
According to the Company Proxy Statement, a majority of votes cast is the voting standard for approval of the Compensation Proposal. Additional information regarding the Compensation Proposal is contained in the Company Proxy Statement.
WE MAKE NO RECOMMENDATION AT THIS TIME WITH RESPECT TO THIS PROPOSAL.

PROPOSAL FOUR
MANTLE RIDGE PARTIES PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS THAT THE BOARD ADOPTED OR ADOPTS AFTER SEPTEMBER 17, 2023 AND UP TO AND INCLUDING THE END OF THE 2025 ANNUAL MEETING
We have notified the Company that we intend to present the Bylaw Proposal for consideration at the 2025 Annual Meeting.
The Mantle Ridge Parties believe that in order to ensure that the will of the Stockholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of, or amendment to, the Bylaws unilaterally adopted by the Board after the date of the most recent publicly disclosed Bylaws, which is September 17, 2023.
The Stockholders of the Company are therefore being asked to adopt a resolution that would repeal any provision of, or amendment to, the Bylaws that the Board adopted or adopts after September 17, 2023 and up to and including the end of the 2025 Annual Meeting. Pursuant to Article X of the Bylaws, the Board is authorized to alter or repeal the Bylaws of the Company by the vote of a majority of the Board, subject to the power of the stockholders to alter or repeal any Bylaw made by the Board. The Bylaws may also be repealed, altered, or amended, and new Bylaws may be adopted, at any meeting of the stockholders, either annual or special, by the affirmative vote of a majority of the stock entitled to vote at such meeting.
Accordingly, the following resolution will be submitted for a Stockholder vote at the 2025 Annual Meeting and we strongly urge that Stockholders for “FOR” this resolution:
“RESOLVED, that each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Corporation’s stockholders subsequent to September 17, 2023 (the date of the most recent publicly disclosed Bylaws) and prior to the end of the 2025 Annual Meeting at which this resolution is approved be, and hereby are, repealed, effective as of the time this resolution is approved by the Corporation’s stockholders.”
The Bylaw Proposal is binding on the Company. According to the Company Proxy Statement, a majority of votes cast is the voting standard for approval of the Bylaw Proposal.
WE STRONGLY URGE YOU TO VOTE “FOR” THE APPROVAL OF THE BYLAW PROPOSAL ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM.

NO APPRAISAL OR DISSENTER’S RIGHTS
Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2025 Annual Meeting.
VOTING AND PROXY PROCEDURES
Only Stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the 2025 Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the 2025 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the 2025 Annual Meeting is the Common Stock.
Shares of Common Stock represented by a properly executed BLUE universal proxy card or voting instruction form will be voted at the 2025 Annual Meeting as marked and, in the absence of specific instructions, will be voted (1) “FOR” the election of the Mantle Ridge Nominees to the Board and “WITHHOLD” on all of the Company’s nominees, (2) “FOR” the Ratification of Auditors, and (3) “FOR” the approval of the Bylaw Proposal. The Participants make no recommendation at this time with respect to the Compensation Proposal.
The Mantle Ridge Parties and Air Products will each be using a universal proxy card for voting on the election of directors at the 2025 Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine nominees on the Mantle Ridge Parties’ enclosed BLUE universal proxy card or voting instruction form. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.
Stockholders are permitted to vote for less than nine nominees or for any combination (up to nine total) of the Mantle Ridge Nominees and the Company’s nominees on the BLUE universal proxy card or voting instruction form. The Mantle Ridge Parties urge Stockholders to vote “FOR” both of the Mantle Ridge Nominees and vote to “WITHHOLD” on the Company’s nominees.
IMPORTANTLY, IF YOU MARK MORE THAN NINE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK ONLY ONE “FOR” BOX WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE SO MARKED.
In the event that the Record Stockholder withdraws its nomination of any of the Mantle Ridge Nominees or abandons its solicitation, any votes cast in favor of the withdrawn Mantle Ridge Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s white universal proxy card or the Mantle Ridge Parties’ BLUE universal proxy card or voting instruction form.
With respect to votes cast in favor of the Company’s nominees or on matters other than the election of directors, in the event that the Record Stockholder withdraws its nomination of any of the Mantle Ridge Nominees or abandons its solicitation, the Mantle Ridge Parties will still submit such votes to the independent inspector.
Quorum; Abstentions and Broker Nonvotes; No Discretionary Voting
A quorum of Stockholders is necessary to hold a valid meeting. The Company Proxy Statement states that a quorum exists if a majority of the outstanding shares of Company stock are present at the 2025 Annual Meeting or represented there by proxy. If you vote, including by internet, telephone or proxy card, your shares voted will be counted towards the quorum for the 2025 Annual Meeting. Proxies marked as abstentions and broker discretionary votes are treated as present for purposes of determining a quorum.
The Company Proxy Statement states that if a broker, bank or other nominee holds shares of Company stock for your benefit and the shares are not in your name on the transfer agent’s records, then you are considered the “beneficial owner” of those shares. If your shares are held this way, sometimes referred to as being held in “street name”, your broker, bank or other nominee will send you instructions on how to vote. If you have not heard from the broker, bank or other nominee who holds your Company stock, please contact them as soon as possible. If you plan to attend the meeting and would like to vote your shares held by a bank, broker or other nominee, you must obtain a legal proxy. If you do not give your broker instructions as to how to vote, under NYSE rules, your broker has discretionary authority to vote your shares for you on Item 2 to ratify the appointment of auditors. Your broker may not vote for you without your instructions on the other items of business. Therefore, it is critical that you indicate your vote on these proposals if you want your vote to be counted. We encourage you to vote promptly, even if you plan on attending the 2025 Annual Meeting.
Votes Required for Approval
What vote is required to elect the Mantle Ridge Nominees?
The Company Proxy Statement states that according to the Bylaws, in a contested election such as this one, directors shall be elected on a plurality basis. A “plurality cast”, with regard to the election of a director, means that the nine (9) director nominees receiving the greatest number of votes cast “for” their election will be elected. Votes withheld and broker nonvotes are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the nine director nominees receiving the most votes. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such nominee.
How many shares of Common Stock must be voted in favor of the other proposals described in this Proxy Statement?
The Company Proxy Statement disclosed that the Ratification of Auditors, the Compensation Proposal and the Bylaw Proposal all require a majority of votes cast at the 2025 Annual Meeting, assuming there is a quorum at the 2025 Annual Meeting.
If other matters are properly brought before the 2025 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of the NYSE, the Bylaws and Delaware law, as applicable.
The Company Proxy Statement disclosed that abstentions will be counted as shares present and entitled to vote at the Annual Meeting, but will not be counted as votes cast. Therefore, abstentions are anticipated to have no effect on the Bylaw Proposal, the Ratification of Auditors, or the Compensation Proposal.
What should I do in order to vote for the Mantle Ridge Nominees?
If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE proxy card).
If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE voting instruction form.
YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2025 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed BLUE proxy card or voting instruction form prior to the 2025 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2025 Annual Meeting, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2025 Annual Meeting.
If you sign and submit your BLUE universal proxy card or voting instruction form without specifying how you would like your shares voted, your shares will be voted as specified above and in accordance with the discretion of the persons named on the BLUE universal proxy card or voting instruction form with respect to any other matters that may be voted upon at the 2025 Annual Meeting.
Revocation of Proxies
Stockholders may revoke their proxies at any time prior to exercise by attending the 2025 Annual Meeting and voting in person (although attendance at the 2025 Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to Mantle Ridge in care of D.F. King at the address set forth on the back cover of this Proxy Statement or to the Company at 1940 Air Products Boulevard, Allentown, PA 18106-5500 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Mantle Ridge requests that either the original or photostatic copies of all revocations be mailed to Mantle Ridge in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, D.F. King may use this information to contact Stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Mantle Ridge Nominees.
IF YOU WISH TO VOTE FOR THE MANTLE RIDGE NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES
The solicitation of proxies pursuant to this Proxy Statement is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by certain of the respective directors, officers, members and employees of Mantle Ridge, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Mantle Ridge Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.
The Mantle Ridge Parties have retained D.F. King to provide solicitation and advisory services in connection with the 2025 Annual Meeting. D.F. King will receive a fee in an amount not to exceed $1,000,000 and reimbursement of reasonable documented out-of-pocket expenses for its services to the Mantle Ridge Parties in connection with the solicitation. The terms of the engagement provide further that the Mantle Ridge Parties may, in their discretion, agree to pay an additional success fee to D.F. King in an amount to be determined by the Mantle Ridge Parties, in their sole discretion, if the Mantle Ridge Parties determine that such a success fee is warranted in light of the performance by D.F. King of its services.
Mantle Ridge has agreed to indemnify D.F. King against certain liabilities and expenses that it may incur in connection with the delivery of services to Mantle Ridge in connection with the solicitation. As of the date hereof, the total anticipated cost thereof is not yet determinable. It is anticipated that D.F. King will employ approximately 100 persons to solicit stockholders of the Company for the 2025 Annual Meeting.
Mantle Ridge has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Mantle Ridge will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.
The entire expense of soliciting proxies is being borne by Mantle Ridge. Costs in connection with this solicitation of proxies are currently estimated to be approximately $[•], of which approximately $[•] in costs has been incurred to date. Mantle Ridge intends to seek reimbursement from the Company of all costs and expenses that the Mantle Ridge Parties incur in connection with its engagement with the Company through the 2025 Annual Meeting (including the $100,000 fee payable to each of the Mantle Ridge Nominees pursuant to the Engagement and Indemnification Agreements). The Mantle Ridge Parties expect that the determination as to whether to submit such reimbursement to a vote of the Company’s stockholders will be made by the reconstituted Board, which may include some or all of the Mantle Ridge Nominees, though Mr. Hilal expects to recuse himself from this vote.

ADDITIONAL PARTICIPANT INFORMATION
As described herein, the Participants in the proxy solicitation are comprised of the Mantle Ridge Parties, Andrew Evans, David Khani, N. Thomas Linebarger, Nichelle Maynard-Elliott, Tracy McKibben, Dennis Reilley, Donald Wallette, Jr., and J. Steven Whisler.
The principal business address of the Mantle Ridge Parties is 712 Fifth Avenue, 17th Floor, New York, New York 10019.
The principal business address of Mr. Evans is 5 Shaw Ln., Chatham, MA 02633. The principal business address of Mr. Hilal is 712 Fifth Avenue, 17th Floor, New York, New York 10019. The principal business address of Mr. Khani is 10130 Northlake Blvd, Suite 214-322, West Palm Beach, FL 33412. The principal business address of Mr. Linebarger is 321 N Willow Street, Box 153, Telluride, CO 81435. The principal business address of Ms. Maynard-Elliott is 5 Cerf Lane, Mount Kisco, NY 10549. The principal business address of Ms. McKibben is 200 Vesey Street, New York, NY 10281. The principal business address of Mr. Reilley is 26191 Woodlyn Dr., Bonita Springs, FL 34134. The principal business address of Mr. Wallette is 8833 Memorial Drive, Houston, TX 77024. The principal business address of Mr. Whisler is 20 Hills Way, Whitefish, MT 5993.
The principal business of Eagle Fund A1 Ltd is to invest in securities. The principal business of Eagle Advisor LLC is to serve as the investment advisor to the Mantle Ridge Funds. The principal business of Mantle Ridge LP is to serve as the sole member of Eagle Advisor LLC and certain other investment advisors. The present principal occupation or employment of Paul Hilal to serve as Chief Executive Officer of Mantle Ridge LP.
Eagle Advisor, as the investment adviser to the Mantle Ridge Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares beneficially owned by the Mantle Ridge Parties (the “Mantle Ridge Shares”) and, therefore, Eagle Advisor may be deemed to be the beneficial owner of all of the Mantle Ridge Shares. The Mantle Ridge Shares collectively represent approximately 1.8% of the outstanding shares of Common Stock based on 222,378,909 shares of Common Stock outstanding as of October 31, 2024, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on November 21, 2024. As the investment advisor to the Record Stockholder, Eagle Advisor may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Mantle Ridge Shares and, therefore, Eagle Advisor may be deemed to be the beneficial owner of all of the Mantle Ridge Shares. By virtue of Mr. Hilal’s position as the Chief Executive Officer of Mantle Ridge, Mr. Hilal may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Mantle Ridge Shares.
As of the date hereof, Mr. Evans beneficially owns 5 shares of Common Stock, Mr. Wallette beneficially owns 700 shares of Common Stock, and Mr. Linebarger beneficially owns 21,860 shares of Common Stock. None of the other Mantle Ridge Nominees beneficially owns shares of Common Stock.
Except as otherwise indicated in this Proxy Statement, we believe that the securities of the Company owned by the Participants as described herein have the sole or shared voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws.
Except as otherwise indicated in this Proxy Statement, the securities of the Company directly or indirectly owned by the Mantle Ridge Parties were purchased with the capital of the Mantle Ridge Funds. Except as otherwise indicated in this Proxy Statement, the securities of the Company directly or indirectly owned by the Mantle Ridge Nominees were purchased with their respective personal funds.
Except as set forth in this Proxy Statement (including Annex A and the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any

Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2025 Annual Meeting.
Legal Proceedings
To the knowledge of the Mantle Ridge Parties there are no material legal proceedings to which any Participant or any of their respective associates are a party adverse to the Company or any of its subsidiaries, or any material legal proceedings in which any of the Participants or any of their respective associates have a material interest adverse to the Company or any of its subsidiaries.

STOCKHOLDER NOMINATIONS AND PROXY ACCESS
The Company Proxy Statement will provide the applicable deadlines relating to the nomination of director nominees and stockholder proposals under the advance notice provisions of the Bylaws for the 2026 Annual Meeting, which are incorporated by reference herein. We expect that the Company Proxy Statement will provide the deadlines by which proposals of stockholders intended to be presented at the 2026 Annual Meeting outside the processes of, and pursuant to, Rule 14a-8 or “proxy access” (i.e., the procedures for placing a stockholder’s proposal or director nominee in the Company’s proxy materials) must be received by the Corporate Secretary in order to be timely. Such deadlines are also incorporated by reference herein.
To comply with the universal proxy rules, Stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide the requisite written notice to the Company in accordance with Rule 14a-19 of the Exchange Act no later than [•], 2025, or if the date of the 2026 Annual Meeting changes by more than 30 calendar days from the date of the one-year anniversary of the 2025 Annual Meeting, then the requisite written notice to the Company must be provided by the later of 60 calendar days prior to the date of the 2026 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting is first made by the Company.
OTHER MATTERS AND ADDITIONAL INFORMATION
We are unaware of any other matters to be considered at the 2025 Annual Meeting. However, should other matters, which the Mantle Ridge Parties are not aware of a reasonable time before this solicitation, be brought before the 2025 Annual Meeting, the persons named as proxies on the enclosed BLUE universal proxy card or voting instruction form will vote on such matters in their discretion.
Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, D.F. King, at the following address or phone number: 48 Wall Street, New York, New York 10005 or call toll free at (877) 732-3613. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.
Please refer to the Company Proxy Statement and annual report for certain information and disclosure required by applicable law. Schedule II of this Proxy Statement, which is taken from the Company Proxy Statement, contains information regarding persons who beneficially own more than 5% of the shares and the ownership of the shares by the directors and management of the Company.
This Proxy Statement is dated [•], 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.
You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or by calling D.F. King at the address and phone number indicated above.
YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY TO VOTE “FOR” ANDREW EVANS, PAUL HILAL, DAVID KHANI, N. THOMAS LINEBARGER, NICHELLE MAYNARD-ELLIOTT, TRACY MCKIBBEN, DENNIS REILLEY, DONALD WALLETTE, JR., AND J. STEVEN WHISLER TO BE ELECTED TO SERVE AS MEMBERS OF THE BOARD UNTIL THE 2026 ANNUAL MEETING OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED AND “FOR” THE BYLAW PROPOSAL.

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS REQUIRED TO BE INCLUDED IN THE COMPANY PROXY STATEMENT RELATING TO THE 2025 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES OF THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION ON HOW TO ATTEND THE 2025 ANNUAL MEETING AND VOTE IN PERSON, INFORMATION CONCERNING THE PROCEDURES FOR SUBMITTING STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS INTENDED FOR CONSIDERATION AT THE 2026 ANNUAL MEETING AND FOR CONSIDERATION FOR INCLUSION IN THE COMPANY’S PROXY MATERIALS FOR THAT MEETING, AND OTHER IMPORTANT INFORMATION. WE TAKE NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION THAT WE EXPECT TO BE CONTAINED IN THE PRELIMINARY OR DEFINITIVE COMPANY PROXY STATEMENT. EXCEPT AS OTHERWISE NOTED HEREIN, THE INFORMATION IN THIS PROXY STATEMENT CONCERNING THE COMPANY HAS BEEN TAKEN FROM OR IS BASED UPON DOCUMENTS AND RECORDS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY PROXY STATEMENT FOR THE FOREGOING INFORMATION. STOCKHOLDERS CAN ACCESS THE COMPANY PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV, OR BY WRITING TO THE COMPANY’S CORPORATE SECRETARY, C/O AIR PRODUCTS AND CHEMICALS, INC., 1940 AIR PRODUCTS BOULEVARD, ALLENTOWN, PA 18106-5500.
Mantle Ridge LP
[•], 2024

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Mantle Ridge’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Mantle Ridge that the future plans, estimates or expectations contemplated will ever be achieved.
Certain statements and information included herein have been sourced from third parties. Mantle Ridge does not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

Annex A
INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION
The Mantle Ridge Parties, Andrew Evans, David Khani, N. Thomas Linebarger, Nichelle Maynard-Elliott, Tracy McKibben, Dennis Reilley, Donald Wallette, Jr., And J. Steven Whisler may be deemed “participants” under SEC rules in this solicitation. Information regarding the participants in the solicitation is set forth below.
Except as described in the Proxy Statement, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years. The source of funding for these transactions was derived from the respective capital of the Mantle Ridge Funds. The Mantle Ridge Shares (other than the Common Stock held by the Record Stockholder) which the Mantle Ridge Funds hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein. Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.
PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:
The name, principal business address and the principal occupation or employment of the Mantle Ridge Parties and the other participants in this solicitation is set forth below.
EAGLE FUND A1 LTD
Eagle Fund A1 Ltd is a Cayman Islands exempted company whose principal business address is 712 Fifth Avenue, 17th Floor, New York, NY 10019. The principal business of Eagle Fund A1 Ltd is to invest in securities.
EAGLE ADVISOR LLC
Eagle Advisor LLC is a Delaware limited liability company whose principal business address is 712 Fifth Avenue, 17th Floor, New York, NY 10019. The principal business of Eagle Advisor LLC is to serve as the investment advisor to certain affiliated funds (such funds, collectively, the “Mantle Ridge Funds”).
MANTLE RIDGE LP
Mantle Ridge LP is a Delaware limited partnership whose principal business address is 712 Fifth Avenue, 17th Floor, New York, NY 10019. The principal business of Mantle Ridge LP is to serve as the sole member of Eagle Advisor LLC and certain other investment advisors.
PAUL HILAL
Mr. Hilal’s principal business address is 712 Fifth Avenue, 17th Floor, New York, NY 10019. Mr. Hilal’s present principal occupation or employment is to serve as Chief Executive Officer of Mantle Ridge LP.
ANDREW EVANS
Andrew Evan’s principal business address is 5 Shaw Ln., Chatham, MA 02633. Mr. Evans’ present principal occupation or employment of Andrew Evans to serve as a member of the boards of directors of Centuri Holdings, Inc., Georgia Power and Southwest Gas Holdings, Inc.

A-1

DAVID KHANI
David Khani’s principal business address is 10130 Northlake Blvd, Suite 214-322, West Palm Beach, FL 33412. Mr. Khani’s present principal occupation or employment is to serve as Principal of Balanced Real Capital, Principal of Foresight Capital, and to serve as a member of the boards of directors of Arbo and Magnolia Oil & Gas Corporation.
N. THOMAS LINEBARGER
Tom Linebarger’s principal business address is 321 N Willow Street, Box 153, Telluride, CO 81435. Mr. Linebarger’s present principal occupation or employment is to serve as a member of the boards of directors of Republic Services, Inc. and Harley-Davidson, Inc, and to serve as a Senior Advisor to McKinsey & Company.
NICHELLE MAYNARD-ELLIOTT
Nichelle Maynard-Elliott’s principal business address is 5 Cerf Lane, Mount Kisco, NY 10549. Ms. Maynard-Elliott’s present principal occupation or employment is to serve as Founder and Chief Executive Officer of Dunamis Transaction Advisors LLC, and to serve on the boards of directors of Xerox Holdings Corporation, Lucid Group, Inc. and The Advisors’ Inner Circle Fund III (and affiliated trusts).
TRACY MCKIBBEN
Tracy McKibben’s principal business address is 200 Vesey Street, New York, NY 10281. Ms. McKibben’s present principal occupation or employment is to serve as Founder and Chief Executive Officer of MAC Global Partners, and to serve on the boards of directors of United Services Automobile Association, Ecolab, Inc. and Huntington Ingalls Industries.
DENNIS REILLEY
Dennis Reilley’s principal business address is 26191 Woodlyn Dr., Bonita Springs, FL 34134. Mr. Reilley is currently retired and has no present principal occupation or employment.
DONALD WALLETTE, JR.
Don Wallette’s principal business address is 8833 Memorial Drive, Houston, TX 77024. Mr. Wallette is currently retired and has no present principal occupation or employment.
J. STEVEN WHISLER
J. Steven Whisler’s principal business address is 20 Hills Way, Whitefish, MT 59937. Mr. Whisler’s present principal occupation or employment is to serve as a member of the boards of directors of CSX Corporation and Brunswick Corporation.

A-2

SCHEDULE I
Covered Parties Transactions and Derivative Positions
The following table sets forth all transactions in the Common Stock effected in the last two (2) years by the Participants. Except as otherwise noted below, all such transactions were purchases or sales of securities of the Company effected in the open market.
Name of Person/Entity	Trade Date	Buy/Sell	No. of (Underlying) Shares/ Quantity	Security	Expiration Date
N. Thomas Linebarger	3/13/2023	Sell	5	Common Stock	N/A
N. Thomas Linebarger	5/17/2023	Sell	20	Common Stock	N/A
N. Thomas Linebarger	10/9/2023	Buy	5	Common Stock	N/A
N. Thomas Linebarger	10/25/2023	Sell	5	Common Stock	N/A
N. Thomas Linebarger	12/13/2023	Buy	5	Common Stock	N/A
N. Thomas Linebarger	3/7/2024	Sell	5	Common Stock	N/A
Eagle Fund A1 Ltd	3/21/2024	Buy	27,798	Physically settled forward agreements	3/21/2029
Eagle Fund B1 Ltd	3/21/2024	Buy	55,596	Call options on physically settled forward agreements	12/20/2024
Eagle Fund A1 Ltd	3/22/2024	Buy	9,017	Physically settled forward agreements	3/22/2029
Eagle Fund B1 Ltd	3/22/2024	Buy	18,034	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	3/25/2024	Buy	9,933	Physically settled forward agreements	3/26/2029
Eagle Fund B1 Ltd	3/25/2024	Buy	19,866	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	3/26/2024	Buy	10,272	Physically settled forward agreements	3/26/2029
Eagle Fund B1 Ltd	3/26/2024	Buy	20,544	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	3/27/2024	Buy	8,645	Physically settled forward agreements	3/27/2029
Eagle Fund B1 Ltd	3/27/2024	Buy	17,290	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	3/28/2024	Buy	29,820	Physically settled forward agreements	3/28/2029
Eagle Fund B1 Ltd	3/28/2024	Buy	59,640	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	4/1/2024	Buy	11,797	Physically settled forward agreements	4/2/2029
Eagle Fund B1 Ltd	4/1/2024	Buy	23,594	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	4/2/2024	Buy	83,661	Physically settled forward agreements	4/2/2029
Eagle Fund B1 Ltd	4/2/2024	Buy	167,322	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	4/3/2024	Buy	53,564	Physically settled forward agreements	4/3/2029
Eagle Fund B1 Ltd	4/3/2024	Buy	107,128	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	4/4/2024	Buy	33,445	Physically settled forward agreements	4/4/2029
Eagle Fund B1 Ltd	4/4/2024	Buy	66,890	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	4/5/2024	Buy	136,448	Physically settled forward agreements	4/5/2029
Eagle Fund B1 Ltd	4/5/2024	Buy	272,874	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	4/8/2024	Buy	12,272	Physically settled forward agreements	4/9/2029
Eagle Fund B1 Ltd	4/8/2024	Buy	24,542	Call options on physically settled forward agreements	11/22/2024
Eagle Fund A1 Ltd	4/9/2024	Buy	2,798	Physically settled forward agreements	4/9/2029
Eagle Fund B1 Ltd	4/9/2024	Buy	27,182	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	4/10/2024	Buy	224,315	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	4/11/2024	Buy	53,128	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	4/12/2024	Buy	248,267	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	4/15/2024	Buy	47,179	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	4/16/2024	Buy	156,490	Call options on physically settled forward agreements	11/22/2024
N. Thomas Linebarger	4/17/2024	Buy	120	Common Stock	N/A
N. Thomas Linebarger	4/17/2024	Buy	13,100	Common Stock	N/A
Eagle Fund A1 Ltd	4/18/2024	Buy	42,200	Physically settled forward agreements	4/18/2029

Name of Person/Entity	Trade Date	Buy/Sell	No. of (Underlying) Shares/ Quantity	Security	Expiration Date
Eagle Fund A1 Ltd	4/19/2024	Buy	34,139	Physically settled forward agreements	4/19/2029
Eagle Fund A1 Ltd	4/22/2024	Buy	68,500	Physically settled forward agreements	4/23/2029
Eagle Fund A1 Ltd	4/23/2024	Buy	36,900	Physically settled forward agreements	4/23/2029
Eagle Fund A2 Ltd	4/23/2024	Buy	25,500	Physically settled forward agreements	4/23/2029
Eagle Fund A2 Ltd	4/24/2024	Buy	154,156	Physically settled forward agreements	4/24/2029
Eagle Fund A2 Ltd	4/25/2024	Buy	123,810	Physically settled forward agreements	4/25/2029
Eagle Fund A2 Ltd	4/26/2024	Buy	147,000	Physically settled forward agreements	4/26/2029
Eagle Fund A2 Ltd	4/29/2024	Buy	282,350	Physically settled forward agreements	4/30/2029
Eagle Fund A2 Ltd	4/30/2024	Buy	149,454	Physically settled forward agreements	4/30/2029
Eagle Fund A2 Ltd	5/1/2024	Buy	164,350	Physically settled forward agreements	5/1/2029
Eagle Fund A2 Ltd	5/2/2024	Buy	89,200	Physically settled forward agreements	5/2/2029
Eagle Fund A2 Ltd	5/3/2024	Buy	66,400	Physically settled forward agreements	5/3/2029
Eagle Fund A2 Ltd	5/6/2024	Buy	104,024	Physically settled forward agreements	5/7/2029
Eagle Fund A2 Ltd	5/7/2024	Buy	144,224	Physically settled forward agreements	5/7/2029
Eagle Fund A2 Ltd	5/8/2024	Buy	127,588	Physically settled forward agreements	5/8/2029
Eagle Fund A2 Ltd	5/9/2024	Buy	50,700	Physically settled forward agreements	5/9/2029
Eagle Fund A2 Ltd	5/10/2024	Buy	54,100	Physically settled forward agreements	5/10/2029
Eagle Fund A2 Ltd	5/13/2024	Buy	78,500	Physically settled forward agreements	5/14/2029
Eagle Fund A1 Ltd	5/14/2024	Buy	9,897	Physically settled forward agreements	5/14/2029
Eagle Fund A2 Ltd	5/14/2024	Buy	51,003	Physically settled forward agreements	5/14/2029
Eagle Fund A1 Ltd	5/15/2024	Buy	9,230	Physically settled forward agreements	5/15/2029
Eagle Fund A2 Ltd	5/15/2024	Buy	47,570	Physically settled forward agreements	5/15/2029
Eagle Fund A1 Ltd	5/16/2024	Buy	17,871	Physically settled forward agreements	5/16/2029
Eagle Fund A2 Ltd	5/16/2024	Buy	92,100	Physically settled forward agreements	5/16/2029
Eagle Fund A1 Ltd	5/17/2024	Buy	13,074	Physically settled forward agreements	5/17/2029
Eagle Fund A2 Ltd	5/17/2024	Buy	67,376	Physically settled forward agreements	5/17/2029
Eagle Fund A1 Ltd	5/20/2024	Buy	10,839	Physically settled forward agreements	5/21/2029
Eagle Fund A2 Ltd	5/20/2024	Buy	55,861	Physically settled forward agreements	5/21/2029
Eagle Fund A1 Ltd	5/21/2024	Buy	19,878	Physically settled forward agreements	5/21/2029
Eagle Fund A2 Ltd	5/21/2024	Buy	31,844	Physically settled forward agreements	5/21/2029
Eagle Fund A1 Ltd	5/22/2024	Buy	37,100	Physically settled forward agreements	5/22/2029
Eagle Fund A1 Ltd	5/23/2024	Buy	20,000	Physically settled forward agreements	5/23/2029
Andrew Evans	5/23/2024	Buy	5	Common Stock	N/A
Eagle Fund A1 Ltd	5/24/2024	Buy	6,524	Physically settled forward agreements	5/24/2029
Eagle Fund A1 Ltd	6/13/2024	Buy	56,700	Physically settled forward agreements	6/13/2029
Eagle Fund A1 Ltd	6/14/2024	Buy	53,600	Physically settled forward agreements	6/14/2029
Eagle Fund B2 Ltd	6/24/2024	Buy	88,700	Physically settled forward agreements	6/25/2029
Eagle Fund B2 Ltd	6/25/2024	Buy	80,000	Physically settled forward agreements	6/25/2029
Eagle Fund A1 Ltd	6/26/2024	Buy	43,901	Physically settled forward agreements	6/26/2029
Eagle Fund B2 Ltd	6/26/2024	Buy	76,932	Physically settled forward agreements	6/26/2029
Eagle Fund A1 Ltd	6/27/2024	Buy	20,418	Physically settled forward agreements	6/27/2029
Eagle Fund B2 Ltd	6/27/2024	Buy	35,782	Physically settled forward agreements	6/27/2029
Eagle Fund A1 Ltd	6/28/2024	Buy	27,848	Physically settled forward agreements	6/27/2029
Eagle Fund B2 Ltd	6/28/2024	Buy	48,802	Physically settled forward agreements	6/27/2029
Eagle Fund A1 Ltd	7/1/2024	Buy	31,028	Physically settled forward agreements	7/2/2029
Eagle Fund B2 Ltd	7/1/2024	Buy	54,372	Physically settled forward agreements	7/2/2029
Eagle Fund A1 Ltd	7/2/2024	Buy	7,884	Physically settled forward agreements	7/2/2029

Name of Person/Entity	Trade Date	Buy/Sell	No. of (Underlying) Shares/ Quantity	Security	Expiration Date
Eagle Fund B2 Ltd	7/2/2024	Buy	13,816	Physically settled forward agreements	7/2/2029
Eagle Fund A1 Ltd	7/8/2024	Buy	41,000	Physically settled forward agreements	7/9/2029
Eagle Fund A1 Ltd	7/9/2024	Buy	58,713	Physically settled forward agreements	7/9/2029
Eagle Fund A1 Ltd	7/10/2024	Buy	23,410	Physically settled forward agreements	7/10/2029
N. Thomas Linebarger	9/19/2024	Buy	8,640	Common Stock	N/A
Eagle Fund A1 Ltd	9/27/2024	Sell	56,700	Physically settled forward agreements	6/13/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	53,600	Physically settled forward agreements	6/14/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	6,524	Physically settled forward agreements	5/24/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	19,878	Physically settled forward agreements	5/21/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	10,839	Physically settled forward agreements	5/21/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	37,100	Physically settled forward agreements	5/22/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	20,418	Physically settled forward agreements	6/27/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	20,000	Physically settled forward agreements	5/23/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	43,901	Physically settled forward agreements	6/26/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	13,074	Physically settled forward agreements	5/17/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	27,848	Physically settled forward agreements	6/27/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	17,871	Physically settled forward agreements	5/16/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	23,410	Physically settled forward agreements	7/10/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	41,000	Physically settled forward agreements	7/9/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	58,713	Physically settled forward agreements	7/9/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	9,230	Physically settled forward agreements	5/15/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	7,884	Physically settled forward agreements	7/2/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	31,028	Physically settled forward agreements	7/2/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	9,897	Physically settled forward agreements	5/14/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	11,797	Physically settled forward agreements	4/2/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	29,820	Physically settled forward agreements	3/28/2029
Eagle Fund A1 Ltd	9/27/2024	Sell	244	Physically settled forward agreements	3/27/2029
Eagle Fund A1 Ltd	9/27/2024	Buy	223,576	Call options on physically settled forward agreements	10/21/2024
Eagle Fund A1 Ltd	9/27/2024	Buy	223,576	Call options on physically settled forward agreements	10/30/2024
Eagle Fund A1 Ltd	9/27/2024	Buy	223,576	Call options on physically settled forward agreements	11/7/2024
Eagle Fund A2 Ltd	9/27/2024	Sell	31,844	Physically settled forward agreements	5/21/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	55,861	Physically settled forward agreements	5/21/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	67,376	Physically settled forward agreements	5/17/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	92,100	Physically settled forward agreements	5/16/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	78,500	Physically settled forward agreements	5/14/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	54,100	Physically settled forward agreements	5/10/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	47,570	Physically settled forward agreements	5/15/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	50,700	Physically settled forward agreements	5/9/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	51,003	Physically settled forward agreements	5/14/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	144,224	Physically settled forward agreements	5/7/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	127,588	Physically settled forward agreements	5/8/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	104,024	Physically settled forward agreements	5/7/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	66,400	Physically settled forward agreements	5/3/2029
Eagle Fund A2 Ltd	9/27/2024	Sell	79,743	Physically settled forward agreements	5/2/2029
Eagle Fund A2 Ltd	9/27/2024	Buy	417,554	Call options on physically settled forward agreements	10/21/2024
Eagle Fund A2 Ltd	9/27/2024	Buy	417,554	Call options on physically settled forward agreements	10/30/2024
Eagle Fund A2 Ltd	9/27/2024	Buy	417,554	Call options on physically settled forward agreements	11/7/2024

Name of Person/Entity	Trade Date	Buy/Sell	No. of (Underlying) Shares/ Quantity	Security	Expiration Date
Eagle Fund B1 Ltd	9/27/2024	Sell	55,596	Call options on physically settled forward agreements	12/20/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	18,034	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	19,866	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	20,544	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	17,290	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	59,640	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	23,594	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	167,322	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	107,128	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	66,890	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	272,874	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	24,542	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	27,182	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	224,315	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	53,128	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	248,267	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	47,179	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Sell	156,490	Call options on physically settled forward agreements	11/22/2024
Eagle Fund B1 Ltd	9/27/2024	Buy	552,864	Call options on physically settled forward agreements	10/21/2024
Eagle Fund B1 Ltd	9/27/2024	Buy	552,864	Call options on physically settled forward agreements	10/30/2024
Eagle Fund B1 Ltd	9/27/2024	Buy	552,864	Call options on physically settled forward agreements	11/7/2024
Eagle Fund B2 Ltd	9/27/2024	Buy	9,953	Physically settled forward agreements	9/27/2029
Eagle Fund A1 Ltd	10/2/2024	Buy	100	Common Stock	N/A
Donald Wallette, Jr.	10/4/2024	Buy	700	Common Stock	N/A
Eagle Fund A1 Ltd	10/28/2024	Sell*	223,576	Call options on physically settled forward agreements	10/21/2024
Eagle Fund A1 Ltd	10/28/2024	Buy*	124,835	Physically settled forward agreements	10/29/2027
Eagle Fund A2 Ltd	10/28/2024	Sell*	417,554	Call options on physically settled forward agreements	10/21/2024
Eagle Fund A2 Ltd	10/28/2024	Buy*	233,144	Physically settled forward agreements	10/29/2027
Eagle Fund B1 Ltd	10/28/2024	Sell*	552,864	Call options on physically settled forward agreements	10/21/2024
Eagle Fund B1 Ltd	10/28/2024	Buy*	347,152	Physically settled forward agreements	10/29/2027
Eagle Fund A1 Ltd	11/6/2024	Sell*	223,576	Call options on physically settled forward agreements	10/30/2024
Eagle Fund A1 Ltd	11/6/2024	Buy*	119,976	Physically settled forward agreements	11/8/2027
Eagle Fund A2 Ltd	11/6/2024	Sell*	417,554	Call options on physically settled forward agreements	10/30/2024
Eagle Fund A2 Ltd	11/6/2024	Buy*	224,069	Physically settled forward agreements	11/8/2027
Eagle Fund B1 Ltd	11/6/2024	Sell*	552,864	Call options on physically settled forward agreements	10/30/2024
Eagle Fund B1 Ltd	11/6/2024	Buy*	337,028	Physically settled forward agreements	11/8/2027
Eagle Fund A1 Ltd	11/14/2024	Sell*	223,576	Call options on physically settled forward agreements	11/7/2024
Eagle Fund A1 Ltd	11/14/2024	Buy*	121,260	Physically settled forward agreements	11/15/2027
Eagle Fund A2 Ltd	11/14/2024	Sell*	417,554	Call options on physically settled forward agreements	11/7/2024
Eagle Fund A2 Ltd	11/14/2024	Buy*	226,467	Physically settled forward agreements	11/15/2027
Eagle Fund B1 Ltd	11/14/2024	Sell*	552,864	Call options on physically settled forward agreements	11/7/2024
Eagle Fund B1 Ltd	11/14/2024	Buy*	339,704	Physically settled forward agreements	11/15/2027
Eagle Fund A1 Ltd	11/15/2024	Buy**	935,419	Common Stock	N/A
Eagle Fund A2 Ltd	11/15/2024	Buy**	1,739,757	Common Stock	N/A
Eagle Fund B1 Ltd	11/15/2024	Buy**	1,023,884	Common Stock	N/A
Eagle Fund B2 Ltd	11/15/2024	Buy**	408,357	Common Stock	N/A

*
Net settlement of call options on physically settled forward agreements into physically settled forward agreements.

**
Purchase of Common Stock pursuant to settlement of a corresponding amount of physically settled forward agreements.

SCHEDULE II
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table is reprinted from the Company Proxy Statement and contains information regarding persons who beneficially owned more than 5% of the shares of Common Stock and the ownership of the shares by the directors and executive officers of the Company, in each case as of the dates indicated below.
	Beneficial Ownership of Common Stock
Name	Number of Shares	Percent of Class(1)
5% Stockholders:
The Vanguard Group (“Vanguard”)(2)	20,957,420	9.42%
BlackRock, Inc. (“Blackrock”)(3)	17,811,306	8.01%
Capital Research Global Investors(4)	14,302,148	6.43%
State Farm Mutual Automobile Insurance Company (“State Farm”)(5)	13,454,280	6.05%

(1)
Calculated based on 222,378,909 shares of common stock outstanding as of October 31, 2024.

(2)
As reported in Amendment No. 13 to its Schedule 13G filed with the SEC on February 13, 2024, Vanguard has shared voting power over 277,127 shares, sole power to dispose or direct the disposition of 19,982,022 shares and shared power to dispose or direct the disposition of 975,398 shares.

(3)
As reported in Amendment No. 3 to its Schedule 13G filed with the SEC on October 24, 2024, BlackRock, Inc. has sole voting power over 16,316,536 shares and sole power to dispose or direct the disposition of 17,811,306 shares.

(4)
As reported on its Schedule 13G filed with the SEC on November 12, 2024, Capital Research Global Investors has sole voting power over 14,302,002 shares and sole power to dispose or direct the disposition of 14,302,148 shares.

(5)
As reported on its Amendment No. 34 to its Schedule 13G filed with the SEC on February 12, 2024, in the aggregate, entities affiliated with State Farm have sole voting power over 12,301,990 shares, shared voting power over 1,152,290 shares, sole power to dispose or direct the disposition of 12,301,990 shares and shared power to dispose or direct the disposition of 1,152,290 shares.

OWNERSHIP OF OUR STOCK
	Beneficial Ownership of Common Stock
Name	Number of Shares(1)	Right to Acquire(2)(3)	Total(4)
Named Executive Officers, Directors and Director Nominees:
Seifi Ghasemi	658,141	81,652	739,793
Melissa N. Schaeffer	2,058	2,905	4,963
Sean D. Major	7,522	4,873	12,395
Samir J. Serhan	29,194	7,971	37,165
Tonit M. Calaway	0	356	356
Charles Cogut	1,200	8,169	9,369
Lisa A. Davis	0	3,011	3,011
Jessica Trocchi Graziano	0	1,135	1,135
David H.Y. Ho(5)	0	21,463	21,463
Edward L. Monser	280	16,039	16,319
Bhavesh V. Patel	6,750	0	6,750
Matthew H. Paull(5)	4,055	0	4,055
Wayne T. Smith	3,488	2,061	5,549
Alfred Stern	0	0	0
Directors and executive officers as a group (21 persons)	746,765	161,270	908,035

(1)
This column includes shares held by executive officers in the RSP. Participants have voting rights with respect to such shares and can generally redirect their plan investments.

(2)
The executive officers have the right to acquire this number of shares within 60 days after October 31, 2024 by exercising outstanding options granted under the Company’s Long-Term Incentive Plan or through the vesting of performance shares or RSUs within 60 days after October 31, 2024. In addition to these amounts, our executive officers hold equity awards granted under the Company’s Long-Term Incentive Plan that will not vest within 60 days after October 31, 2024. For additional information regarding such holdings, refer to the Outstanding Equity Awards Table on page 69. Directors hold deferred stock units shown in the table that are distributable within 60 days upon a director’s retirement or resignation based upon the director’s payout elections under the Deferred Compensation Program for Directors. Deferred stock units held by directors who have elected to defer payout for longer periods are disclosed in footnote 3. Deferred stock units entitle the holder to receive one share of Company stock and accrued dividend equivalents. Deferred stock units do not have voting rights.

(3)
In addition to the amounts reflected in this column, executive officers and directors hold deferred stock units reflected in the table below, which are not distributable within 60 days following completion of Board service and which have been earned out or acquired through deferrals of salary, annual incentive awards or directors’ fees. Directors’ deferred stock units shown below are not included in the table above solely because the directors have elected to defer payout of these units more than 60 days following the date of their completion of Board service.

(4)
Directors, nominees and executive officers individually and as a group beneficially own less than 1% of the Company’s outstanding common stock.

(5)
Mr. Ho and Mr. Paull will retire from the Board effective at the conclusion of the Annual Meeting.

IMPORTANT
Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of the Mantle Ridge Nominees and in accordance with our recommendations on the other proposals on the agenda for the 2025 Annual Meeting by INTERNET, TELEPHONE OR SIGNING, DATING AND MAILING the enclosed BLUE universal proxy card or voting instruction form TODAY in the envelope provided (no postage is required if mailed in the United States).
If any of your shares of Common Stock are held in the name of a broker, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form.
If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King using the contact information set forth below.
If you have any questions, require assistance in voting your BLUE universal proxy card or voting instruction form,
or need additional copies of Mantle Ridge’s proxy materials, please contact D.F. King using the contact information provided here:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Stockholders call toll-free: (877) 732-3613
Banks and Brokers call: (212) 269-5550
By Email: APD@dfking.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED NOVEMBER 27, 2024

Mantle Ridge LP
c/o Corporate Election Services
P. O. Box 1150
Pittsburgh, PA 15230-3230

VOTE BY TELEPHONE

VOTE BY INTERNET

VOTE BY MAIL

➔

BLUE UNIVERSAL PROXY CARD

MANTLE RIDGE NOMINEES

	FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD
a) Andrew Evans	☐	☐	d) N. Thomas Linebarger	☐	☐	g) Dennis Reilley	☐	☐
b) Paul Hilal	☐	☐	e) Nichelle Maynard-Elliott	☐	☐	h) Donald Wallette, Jr.	☐	☐
c) David Khani	☐	☐	f) Tracy McKibben	☐	☐	i) J. Steven Whisler	☐	☐

COMPANY NOMINEES OPPOSED BY MANTLE RIDGE

	FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD
j) Tonit M. Calaway	☐	☐	m) Seifollah Ghasemi	☐	☐	p) Bhavesh V. "Bob" Patel	☐	☐
k) Charles Cogut	☐	☐	n) Jessica Trocchi Graziano	☐	☐	q) Wayne T. Smith	☐	☐
l) Lisa A. Davis	☐	☐	o) Edward L. Monser	☐	☐	r) Alfred Stern	☐	☐

MANTLE RIDGE RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2.

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

Dated: ______________________

____
(Signature)

____
(Signature, if held jointly)

____
(Title)

Mantle Ridge LPc/o Corporate Election Services P. O. Box 1150Pittsburgh, PA 15230-3230 PRELIMINARY COPY SUBJECT TO COMPLETIONDATED NOVEMBER 27, 2024V O T E B Y T E L E P H O N EPlease have your BLUE universal proxy card available when you call the toll-free number 1-888-693-8683 using a touch-tone telephone and follow the simple directions that will be presented to you. V O T E B Y I N T E R N E TPlease have your BLUE universal proxy card available when you access the website www.cesvote.com and follow the simple directions that will be presented to you.V O T E B Y M A I LPlease mark, sign and date your BLUE universal proxy card and return it in the postage-paid envelope provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230.IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS BLUE UNIVERSAL PROXY CARD TODAY!Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting:This Proxy Statement and our BLUE universal proxy card are available at: www.[●].com.If submitting a proxy by mail, please sign and datethe card below and fold and detach card at perforation before mailing.BLUE UNIVERSAL PROXY CARDMANTLE RIDGE STRONGLY URGES STOCKHOLDERS TO VOTE “FOR” THE NINE MANTLE RIDGE NOMINEES AND NOT “FOR” THE NINE COMPANY NOMINEES LISTED BELOW IN PROPOSAL NO. 1.YOU MAY SUBMIT VOTES “FOR” UP TO NINE NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR LESS THAN NINE NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN NINE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN NINE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.1.Election of nine nominees to serve as directors until the Company’s 2026 annual meeting of stockholders and until their successors have been duly elected and qualified. MANTLE RIDGE NOMINEES a) Andrew EvansFORWITHHOLDd) N. Thomas LinebargerFORWITHHOLDb) Paul Hilale) Nichelle Maynard-Elliottc) David Khanif) Tracy McKibbenCOMPANY NOMINEES OPPOSED BY MANTLE RIDGEj) Tonit M. CalawayFORWITHHOLDm) Seifollah GhasemiFORWITHHOLDk) Charles Cogutn) Jessica Trocchi Grazianol) Lisa A. Daviso) Edward L. MonserMANTLE RIDGE RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2.2.To ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025. FORAGAINSTABSTAINMANTLE RIDGE MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 3.3. An advisory vote to approve the compensation of the Company’s named executive officers.FORAGAINSTABSTAINMANTLE RIDGE STRONGLY URGES YOU TO VOTE “FOR” PROPOSAL NO. 4.4.The Mantle Ridge Parties’ proposal to repeal any provision of, or amendment to, the Bylaws that the Board adopted or adopts after September 17, 2023 and up to and including the end of the 2025 Annual Meeting. FORAGAINSTABSTAIN g) Dennis ReilleyFORWITHHOLDh) Donald Wallette, Jr.i) J. Steven Whislerp) Bhavesh V. “Bob” PatelFORWITHHOLDq) Wayne T. Smithr) Alfred SternNOTE: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.This Proxy is governed by the laws of the State of Delaware.Dated:(Signature)(Signature, if held jointly)(Title)WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of the Mantle Ridge proxy materials,please contact D.F. King at the phone numbers listed below.D.F. King & Co., Inc.48 Wall Street, 22nd FloorNew York, NY 10005Shareholders Call Toll-Free: (877) 732-3613Banks and Brokers Call Collect: (212) 269-5550E-mail: APD@dfking.comTO SUBMIT A PROXY BY MAIL, DETACH ALONG THE PERFORATION,MARK, SIGN, DATE AND RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE.BLUE UNIVERSAL PROXY CARDAIR PRODUCTS AND CHEMICALS, INC.2025 ANNUAL MEETING OF STOCKHOLDERSTHIS PROXY IS SOLICITED ON BEHALF OF MANTLE RIDGE LP AND THE OTHER PARTICIPANTS IN ITS PROXYSOLICITATIONTHE BOARD OF DIRECTORS OF AIR PRODUCTS AND CHEMICALS, INC. IS NOT SOLICITING THIS PROXYBLUE PROXYThe undersigned appoints Edward McCarthy, Richard Brand and Paul Hilal, and each of them, as attorneys and agents with full power of substitution to vote all shares of common stock (the “Common Stock”) of Air Products and Chemicals, Inc. (the “Company” or “Air Products”) which the undersigned would be entitled to vote if personally present at the 2025 annual meeting of stockholders of the Company scheduled to be held at [●] [a.m./p.m.] Eastern Standard Time on [●], 2025, at [the Air Products Headquarters located at 1940 Air Products Boulevard, Allentown, PA 18106- 5500] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “2025 Annual Meeting”).The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2025 Annual Meeting that are unknown to Mantle Ridge LP (“Mantle Ridge”) a reasonable time before this solicitation.THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE NINE MANTLE RIDGE NOMINEES, “FOR” PROPOSAL NO. 2, AND “FOR” PROPOSAL NO. 4, AND NO VOTE WILL BE MADE WITH RESPECT TO PROPOSAL NO. 3.This Proxy will be valid until the completion of the 2025 Annual Meeting. This Proxy will only be valid in connection with Mantle Ridge’s solicitation of proxies for the 2025 Annual Meeting.IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!CONTINUED AND TO BE SIGNED ON REVERSE SIDE